NEWS RELEASE

Centerra Gold Reports Second Quarter Results

All figures are in United States dollars and all production figures are on a 100%-basis and continuing operations basis, unless otherwise stated. This news release contains forward-looking information regarding Centerra Gold’s business and operations. See “Caution Regarding Forward-Looking Information” in Centerra Gold’s Management’s Discussion & Analysis for the three and six months ended June 30, 2022 (“MD&A”) included in this press release. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these specified measures is a standardized financial measure under International Financial Reporting Standards (“IFRS”) and these measures might not be comparable to similar financial measures disclosed by other issuers. See “Non-GAAP and Other Financial Measures” in the MD&A included in this press release for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.
Toronto, Canada, August 10, 2022: Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its second quarter of 2022 results.

Significant financial and operating results of the second quarter ended June 30, 2022 included:

•Net loss for the quarter of $2.6 million or $0.01 per common share (basic), including a $40.9 million reclamation provision revaluation recovery at the Endako Mine and the Thompson Creek Mine.
•Adjusted lossNG for the quarter of $36.2 million or $0.12 per common share (basic).
•Cash used in operating activities for the quarter of $3.5 million, was primarily due to a suspension of gold room operations at the ADR plant at the Öksüt Mine. No gold ounces were sold at the mine in the period but cash used in operating activities was $51.2 million to build up gold-in-carbon inventory.
•Free cash flow deficitNG for the quarter of $31.2 million.
•Gold production for the quarter of 42,728 ounces, solely from the Mount Milligan Mine. At the Öksüt Mine, mining and leaching activities during the quarter resulted in 58,469 recoverable ounces stored as gold-in-carbon inventory at the end of June.
•Copper production for the quarter of 17.4 million pounds.
•Gold production costs for the quarter of $961 per ounce.
•Copper production costs for the quarter of $1.58 per pound.
•All-in sustaining costs on a by-product basisNG for the quarter of $1,659 per ounce due no gold ounces sold at the Öksüt Mine and lower copper by-product credits at the Mount Milligan Mine from declining copper prices at the end of the quarter, resulting in a mark-to-market adjustment on provisionally priced copper contracts of $560 per ounce. At June 30, 2022, there were 33.8 million pounds of copper outstanding under contracts awaiting final settlement in future months. All of these copper pounds were adjusted to a market price of $3.71 per pound at the end of the quarter, resulting in an adjustment to copper revenue of $23.3 million from previously recorded prices.
•All-in costs on a by-product basisNG for the quarter of $2,082 per ounce.
•Strong balance sheet with net cash position at the quarter-end of $723.3 million.
•Gold room operations at the ADR plant at the Öksüt Mine remain suspended since early March due to mercury detected in the gold room. The Company expects to complete a mercury abatement retrofit in the gold room by late 2022 and has assumed that Öksüt’s gold room operations will re-commence as soon as regulatory approvals are obtained. The Company expects that ounces inventoried in gold-in-carbon form during 2022 will be processed into gold doré in 2023, assuming the ADR plant resumes full operations as planned. For further details, see “Suspension of production at the Öksüt Mine”.
•The Company is initiating the suspension of the Öksüt Mine’s stacking and leaching operations on August 10, 2022 due to the Company’s inability to obtain approval from regulators to use more activated carbon that is currently allowed in the Öksüt Mine’s environmental impact assessment (“EIA”). For further details, see “Suspension of production at the Öksüt Mine”.
•2022 Guidance was updated to reflect the suspension of stacking and leaching activities and the continued suspension of gold room operations at the ADR plant at the Öksüt Mine until after year-end as well as to give effect to the recent decline in copper prices. The Mount Milligan Mine remains on track to achieve production guidance for both gold ounces and copper pounds. All of the Company’s previously issued 2023 guidance has been withdrawn and should not be relied upon.
•Centerra closed the previously announced global arrangement agreement with Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and Kyrgyz Republic to effect a separation of Centerra from Kyrgyzaltyn and the Kyrgyz Republic. This was achieved through the disposition of Centerra’s ownership in the Kumtor Mine and its investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of all of Kyrgyzaltyn’s 77.4 million Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, the resolution of their disputes and aggregate cash payments of approximately $86 million (a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn), among other provisions. As at August 9, 2022 the Company had 220,083,541 common shares issued and outstanding.
•The Company continues to progress its life of mine planning work for the Mount Milligan Mine with a focus on assessing the impact of an extended mine life on capital equipment costs and tailings storage facility expansion requirements.
•Quarterly Dividend declared of CAD$0.07 per common share.

Highlights of the Company’s revised consolidated guidance include:

		2022 Guidance - updated (1)	Six Months 2022 results	2022 Guidance - previous
Production
Total gold production	(Koz)	245 - 265	137	400 - 450
Mount Milligan Mine	(Koz)	190 - 210	82	190 - 210
Öksüt Mine	(Koz)	55	55	210 - 240
Total copper production	(Mlb)	70 - 80	38	70 - 80
Costs
Gold production costs(2)	($/oz)	675 - 725	624	500 - 550
All-in sustaining costs on a by-product basisNG(3)(4)	($/oz)	1,000 - 1,050	780	600 - 650
All-in costs on a by-product basisNG(3)(4)	($/oz)	1,225 - 1,275	994	700 - 750
All-in sustaining costs on a co-product basisNG	($/oz)	1,175 - 1,225	1,008	750 - 800
Copper production costs	($/lb)	1.55 - 1.70	1.68	1.70 - 1.85
All-in sustaining costs on a co-product basisNG	($/lb)	2.25 - 2.40	2.18	2.40 - 2.55
(1)For the discussion of significant differences in the forward-looking and historical non-GAAP measures, refer to the “Outlook” section.
(2)The updated guidance includes full year production costs and ounces of gold sold related to the Mount Milligan Mine and only first quarter of 2022 production costs and ounces of gold sold related to the Öksüt Mine.
(3)The updated guidance used a market copper price of $3.25 per pound and an average realized copper price at the Mount Milligan Mine of $2.34 per pound for the last six months of 2022 after reflecting the streaming arrangement with Royal Gold (18.75% of the Mount Milligan Mine’s copper is sold at 15% of the spot price per metric tonne), after giving effect to the hedges and further mark-to-market adjustments on 33.8 million pounds of copper outstanding at June 30, 2022 under contracts awaiting final settlement in future months.
(4)Costs do not include the impact of any future standby charges at the Öksüt Mine as the Company assesses the operational implications of suspending certain activities.

CEO Commentary

Scott Perry, President and Chief Executive Officer of Centerra stated, “Subsequent to quarter-end, we announced the closing of the previously announced global arrangement agreement with Kyrgyzaltyn and the government of the Kyrgyz Republic. This separation allowed Centerra to significantly reduce its share count and positions the Company to move forward with renewed focus on our core operations, the Mount Milligan Mine and Öksüt Mine, in addition to exploration and drilling at our greenfield and brownfield exploration projects.”

“In the second quarter of 2022, the Company continued to demonstrate that safety remains Centerra’s top priority, with the Kemess team achieving three years without a lost time injury. On the operational front, the Mount Milligan mine produced 42,728 ounces of gold and 17.4 million pounds of copper in the second quarter, and at the Öksüt Mine, 58,469 ounces were stored in gold-in-carbon inventory. The Mount Milligan Mine 2022 gold and copper production remains on track and the mine continues to forecast a positive free cash flow for the year.”

“The Company has completed engineering work and ordered equipment to retrofit the ADR plant for safe operation within the gold room at the Öksüt Mine, with all equipment expected to be installed by late 2022. The Company is also suspending stacking and leaching operations at the Öksüt Mine in August 2022 while it pursues an amendment to its EIA to align permitted limits with current operational plans. The Company is also evaluating whether to suspend mining and crushing activities in the current circumstances. The suspension of these activities will have an impact on 2022 results, and the Company will continue seek requisite approvals to re-commence full operations as quickly as possible.”

“During the second quarter, overall operating costs at the Öksüt Mine were not significantly affected by the suspension of gold room operations at the ADR plant. At the Mount Milligan Mine, gold production costs and all-in sustaining costs on a by-product basisNG per ounce sold in the second quarter of 2022 were $961 and $1,238, respectively. Both metrics were significantly impacted by the declining copper price at quarter end, with all-in sustaining costs on a by-product basisNG, including a mark-to-market adjustment on copper pounds that remain open to be re-priced at June 30, 2022. For the six months ended June 30, 2022 gold production costs and all-in sustaining costs on a by-product basisNG per ounce sold for the Mount Milligan Mine were $783 and $641, respectively.”

“As a result of the suspension of certain activities at the Öksüt Mine together with the continuing impact of declining copper prices at the Mount Milligan Mine, the Company revised its consolidated 2022 gold production to be between 245,000 and 265,000 gold ounces. Updated copper price assumption and reduced production resulted in an increase to gold production costs per ounce sold to $675 to $725 and all-in sustaining costs on a by-product basisNG per ounce sold to $1,000 to $1,050.”

“Financially, in the second quarter, we recorded a consolidated free cash flow deficitNG of $31.2 million; however, the free cash flow from mine operationsNG generated at the Mount Milligan Mine of $55.8 million was able to offset the free cash flow deficit from mine operationsNG at the Öksüt Mine of $55.1 million. The Company ended the quarter with a net cash balance of $723.3 million. Based on the Company’s strong financial position, the Board approved a quarterly dividend of CAD$0.07 per share on August 9, 2022 to shareholders of record on August 25, 2022.”

“Despite a challenging quarter, we continue to see strong operational future for our existing mines and anticipate that this will be reflected in our financial performance in 2023. We look forward to completing our 2022 drilling program at the Goldfield Project, and publishing a resource update in 2023 and a feasibility study thereafter.”

Suspension of production at the Öksüt Mine

On March 18, 2022, Centerra announced that it had suspended gold doré bar production at the Öksüt Mine due to mercury detected in the gold room at the ADR plant. At that point, mining, stockpiling, crushing, stacking and leaching activities continued at the Öksüt Mine and ore continued to be processed into gold-in-carbon form.

After identifying mercury in the gold room of the ADR plant, all stripping, electrowinning, refining, and pouring operations were stopped. The affected areas were professionally cleaned, and any contaminated material was removed and properly disposed of. An engineered solution was developed with the assistance of external consultants to ensure that mercury levels are detected and monitored, and any potential emissions are captured to prevent exposure to personnel and to safeguard the environment.

Mercury control initiatives include an upgraded ventilation system with a dedicated heating, ventilation and air conditioning unit in the gold room area. In addition, equipment will be properly covered, vented and off-gases scrubbed. The drying oven, which was used to dry the gold sludge prior to refining, will be replaced by a mercury retort system. This unit will allow mercury to be safely vaporized from the sludge, with the vapor condensed and collected in a fully contained system. The furnace off-gas system will also be replaced to ensure that any remaining mercury is scrubbed from the gas and captured. The procurement process for all the equipment mentioned above has been started and is progressing well. The capital cost of the mercury abatement retrofit is expected to be $5 million.

The Company expects that the refinery retrofit will be completed in late 2022 and it will work with relevant governmental authorities to obtain all required approvals to restart gold room operations at the ADR plant as quickly as possible thereafter. As further discussed below, the Company is also in discussions with Turkish regulators with respect to environmental and other permits relating to the Öksüt Mine. The Company also continues to consider alternatives to monetize the gold-in-carbon inventory prior to the full restart of the gold room at the ADR plant.

Permitting

In May, 2022 the Öksüt Mine was inspected by the Ministry of Environment, Urbanization and Climate Change (the “Ministry of Environment”). The Ministry of Environment informed the site management of a number of deficiencies relating to the Öksüt Mine’s EIA. Since that time, the Company has worked to address the majority of the deficiencies and understood that the permitted production capacity and activated carbon usage at the mine continued to be under review by the Ministry of Environment.

On August 9, 2022, the Company met with the Ministry of Environment which did not approve the Company’s request to use more activated carbon than is permitted in the Öksüt Mine’s EIA. That request became necessary because the Company is unable to operate the gold room at the ADR plant which would allow the Company to recycle activated carbon in the normal course of operations. Consequently, the Öksüt Mine is suspending stacking and leaching of ore on the heap leach pad and the Company is now considering whether to continue mining and crushing activities in the current circumstances.

The Ministry of Environment also noted that while the Öksüt Mine was in compliance with EIA limits in terms of both mining production and crushing capacity, it had stacked more ore tonnes on the heap leach pad than had been permitted in the EIA during the years 2019, 2020 and 2021. The Company is seeking further clarification on the interpretation of these topics from the Ministry of Environment.

Given the position expressed by the Ministry of Environment and the need for further clarity on the Öksüt Mine’s EIA, the Company is in the process of preparing a new EIA which would clarify, among other things, the heap leach stacking capacity of the mine and the amount of activated carbon usage allowed. The Company expects to submit the new proposed EIA application by the end of August and pursue its approval as quickly as possible.

The Company is also in pursuit of other ordinary course permits, including: (i) an enlarged grazing land permit to allow expansion of the existing operation to the currently defined EIA boundary of the Keltepe and Güneytepe pits; and (ii) an extension of the Öksüt Mine’s overall operating license which is scheduled to expire in January 2023.

As noted above, Centerra is involved in several discussions with various Turkish regulatory authorities which, in some cases, concern interrelated issues. While the Company will continue to pursue a new EIA and all required permits, there can be no assurance that the Company will be able to successfully resolve any of the matters discussed above nor can there be any assurance as to the timing of any of the foregoing. The inability to successfully resolve matters could have a material adverse impact and delay on the Company’s mining, stacking, leaching and production activities at the Öksüt Mine, future cash flows, earnings, results of operations and financial condition.

Exploration Update

Exploration activities in the second quarter of 2022 included drilling, surface sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye and the United States of America. Exploration expenditures in the second quarter of 2022 were $15.2 million. The activities were primarily focused on expanded drilling programs at the Mount Milligan Mine in British Columbia and the Öksüt Mine in Türkiye and the commencement of exploration drilling at the Goldfield District in Nevada.

At the Mount Milligan Mine, 23 drill holes totalling 16,670 metres of diamond drilling were completed in the second quarter of 2022, including exploration drilling (983 metres in 2 drill holes) and resource expansion drilling (15,687 metres in 21 drill holes). In the third quarter of 2022, drilling at the Mount Milligan Mine will continue to target porphyry-style gold-copper mineralization below and adjacent to the current ultimate open-pit boundary, as well as continuing to test targets with potential for shallower porphyry-style gold-copper mineralization and high gold-low copper style mineralization peripheral to the current pits.

At the Öksüt Mine, 43 drill holes totalling 11,176 metres of diamond drilling were completed in the second quarter of 2022. Exploration drilling activities were mainly focused on testing the potential for further oxide gold mineralization at the Keltepe Northwest and Keltepe North-Northwest deposits. In the third quarter of 2022, drilling at the Öksüt Mine will continue to target potential expansion of oxide gold mineralization at the Keltepe North, Keltepe Northwest, and Keltepe North-Northwest deposits as well as testing the potential for new oxide gold mineralization at targets peripheral to the known deposits.

The Goldfield District Project was acquired late in the first quarter of 2022 and comprises three known deposits as well as large areas of underexplored and highly prospective tenure. Initial exploration activities involved review and assessment of the available geological, geophysical, geochemical, and drilling data, geological modelling and interpretation, geophysical surveying, and the design and commencement of exploration and infill and resource expansion drilling programs. Ground geophysical surveying, consisting of Controlled Source Audio-frequency Magnetotellurics and Induced Polarization surveys were completed in the second quarter of 2022 over the Gemfield and Goldfield Main deposits and to the west of the Gemfield deposit. Exploration diamond drilling commenced at the Gemfield deposit late in the second quarter of 2022, with four holes completed totaling 962 metres.

In the third quarter of 2022, exploration drilling at the Goldfield Project will include approximately 10,800 metres of diamond and reverse circulation (“RC”) drilling at the Gemfield and Goldfield Main deposits while the technical services drilling program will include approximately 3,800 metres of diamond and RC drilling at the Gemfield, Goldfield Main and McMahon Ridge deposits.

Selected drill program results and intercepts are highlighted in the supplementary data at the end of this news release. The drill collar locations and associated graphics are available at the following: https://pr.globenewswire.com/FileDownloader/DownloadFile?source=ml&fileGuid=0c01a4ea-2448-4fcf-ad31-80dcf2834add.

About Centerra
Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Conference Call

Centerra invites you to join its 2022 second quarter conference call on Wednesday, August 10, 2022 at 9:00 AM Eastern Time. The call is open to all investors and the media. To join the call, please dial toll-free in North America 1 (800) 764-8268. International participants may access the call at +1 (416) 981-9010. Results summary presentation slides are available on Centerra’s website at www.centerragold.com. Alternatively, an audio feed webcast will be broadcast live by Notified and can be accessed live at Centerra’s website at www.centerragold.com. A recording of the call will be available after the call and via telephone until midnight Eastern Standard Time on August 24, 2022 by calling +1 (416) 626-4100 or (800) 558-5253 and using passcode 22019868.
For more information:

Toby Caron	Shae Frosst
Treasurer and Director, Investor Relations	Manager, Investor Relations
(416) 204-1694	(416) 204-2159
toby.caron@centerragold.com	shae.frosst@centerragold.com
Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of August 9, 2022 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the six months ended June 30, 2022 in comparison with the corresponding period ended June 30, 2021. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2022 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2022, are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures is a standardized financial measure under IFRS and these measures might not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.
Caution Regarding Forward-Looking Information

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2022 Outlook and 2022 Guidance, including production (including timing), grades and recoveries, gold-in-carbon inventory, costs, capital expenditures, depreciation, depletion and amortization (“DDA”) expenses, taxes and cash flow; expectations about the effects of inflation on the Company’s costs; inventory balances at the Molybdenum BU; expectations about the effects of inflation on the Company’s costs; inventory balances at the Molybdenum BU; and the assumptions used in preparing such guidance and Outlook, including those discussed under “2022 Material Assumptions”; completion of mercury abatement, containment and safety work in the gold room of the ADR plant at the Öksüt Mine, the restart of gold room operations, related regulatory approvals and the expected timing thereof; the ability of the Öksüt Mine to process all inventories of loaded gold in carbon in 2023; ongoing discussions with Turkish regulators with respect to the Öksüt Mine’s compliance with its environmental impact assessment (“EIA”) and permits; preparation and timing of a new EIA for the Öksüt Mine; progress on ordinary course permitting at the Öksüt Mine and the effect thereof on the ability to mine the Keltepe and Guneytepe pits; life of mine planning work for the Mount Milligan Mine, the effect of mark to market adjustments on Mount Milligan Mine’s costs; the expected benefits from the completion of the Global Arrangement Agreement with among others the Kyrgyz Republic and Kyrgyzaltyn JSC, including the termination of and releases from various legal claims and proceedings; expectations for ongoing activities at the Goldfield project, including drilling, permitting, community outreach, regulatory compliance and land management; possible impact to its operations relating to COVID-19; exploration drilling plans; the Company’s expectations of adequate liquidity and capital resources for 2022; plans to reduce working capital balance at the Molybdenum Business Unit; and expectations regarding contingent payments to be received from the sale of Greenstone Partnership.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; risks of actions taken by the Kyrgyz Republic, or any of its instrumentalities, in connection with the Company’s prior ownership of the Kumtor Mine or the Global Arrangement Agreement; including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; the impact of constitutional changes or political events or elections in Türkiye; risks that Turkish regulators pursue aggressive enforcement of the Öksüt Mine’s current EIA and permits or its applications for new or amended EIA or permits; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, COVID-19, or other global events such as wars); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of August 9, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra’s principal continuing operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, the Kemess Underground Project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America and Türkiye and has options to acquire exploration joint venture properties in Canada, Türkiye, and the United States. The Company owns and operates a Molybdenum Business Unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum mines on care and maintenance: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.

Prior to May 15, 2021, the Company also consolidated the results of the Kumtor Mine, located in the Kyrgyz Republic, through its wholly-owned subsidiary, Kumtor Gold Company CJSC (“KGC”). Although the Company remained the rightful owner of KGC during the second quarter of 2022, the seizure of the Kumtor Mine and the actions of the Kyrgyz Republic and Kyrgyzaltyn JSC (“Kyrgyzaltyn”) resulted in the following: (i) the carrying value of the net assets of the mine were derecognized from the Company’s balance sheet, (ii) no value was ascribed to the Company’s interest in KGC, (iii) the Company recognized a loss on the change of control in the second quarter of 2021, and (iv) results of the Kumtor Mine’s operations are now presented as a discontinued operation in the Company’s financial statements. The Company entered into a global arrangement agreement (“Arrangement Agreement”) dated April 4, 2022 with, among others, Kyrgyzaltyn and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor Mine and its investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn’s Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of disputes (the “Transaction”). The Transaction closed on July 29, 2022. The Transaction contemplated in the Arrangement Agreement was not recognized in the Company’s condensed consolidated interim financial statements for the three months and six months ended June 30, 2022.
As of June 30, 2022, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Advanced exploration	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Care and maintenance	100%
Kumtor Gold Company CJSC	Kumtor Mine - Kyrgyz Republic	Discontinued operation	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

Following the completion of the Transaction on July 29, 2022, the number of the Company’s issued and outstanding common shares was reduced by 77,401,766. As of August 9, 2022, there are 220,083,541 common shares issued and outstanding, options to acquire 2,810,813 common shares outstanding under the Company’s stock option plan, and 934,808 restricted share units outstanding under the Company’s restricted share unit plan (exercisable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended June 30,			Six months ended June 30,
	2022	2021	% Change	2022	2021	% Change
Financial Highlights (continuing operations basis, except as noted)
Revenue	167.7	202.3	(17)%	462.9	428.5	8%
Production costs	140.4	112.7	25%	284.6	234.1	22%
Depreciation, depletion, and amortization ("DDA")	27.9	24.7	13%	65.4	59.0	11%
(Loss) earnings from mine operations	(0.6)	64.9	(101)%	112.9	135.4	(17)%
Net (loss) earnings from continuing operations	(2.6)	33.0	(108)%	86.8	144.5	(40)%
Adjusted net (loss) earnings from continuing operations(1)	(36.2)	49.9	(173)%	20.2	78.2	(74)%
Net loss from discontinued operations	—	(884.7)	(100)%	—	(828.7)	(100)%
Net (loss) earnings(2)	(2.6)	(851.7)	(100)%	86.8	(684.2)	113%
Adjusted net (loss) earnings(1)(2)	(36.2)	78.3	(146)%	20.2	162.6	(88)%
Cash (used in) provided by operating activities from continuing operations	(3.5)	60.3	(106)%	24.8	146.7	(83)%
Free cash flow (deficit) from continuing operations(1)	(31.2)	30.7	(202)%	(22.1)	98.7	(122)%
Adjusted free cash flow (deficit) from continuing operations(1)	(26.3)	35.3	(175)%	(7.2)	103.3	(107)%
Cash provided by operating activities from discontinued operations	—	77.1	(100)%	—	143.9	(100)%
Net cash flow from discontinued operations(3)	—	49.7	(100)%	—	47.8	(100)%
Additions to property, plant and equipment (“PP&E”)	25.3	33.3	(24)%	235.4	49.2	378%
Capital expenditures - total(1)	25.7	27.3	(6)%	41.7	45.3	(8)%
Sustaining capital expenditures(1)	24.7	26.1	(5)%	39.8	43.5	(9)%
Non-sustaining capital expenditures(1)	1.0	1.2	(17)%	1.9	1.8	6%
Net (loss) earnings from continuing operations per common share - basic(4)	(0.01)	0.11	(109)%	0.29	0.49	(41)%
Net (loss) earnings per common share - $/share basic(2)(4)	(0.01)	(2.87)	(100)%	0.29	(2.31)	(113)%
Adjusted net (loss) earnings from continuing operations per common share - basic(1)(4)	(0.12)	0.17	(171)%	0.07	0.26	(73)%
Adjusted net (loss) earnings per common share - $/share basic(1)(2)(4)	(0.12)	0.26	(146)%	0.07	0.55	(87)%
Operating highlights (continuing operations basis)
Gold produced (oz)	42,728	69,854	(39)%	136,512	140,031	(3)%
Stored gold-in-carbon inventory (oz)(5)	58,469	—	100%	58,469	—	100%
Gold sold (oz)	41,597	66,642	(38)%	136,505	148,724	(8)%
Average market gold price ($/oz)	1,879	1,815	4%	1,879	1,806	4%
Average realized gold price ($/oz )(6)	1,335	1,419	(6)%	1,580	1,445	9%
Copper produced (000s lbs)	17,351	19,811	(12)%	37,910	38,421	(1)%
Copper sold (000s lbs)	18,923	19,538	(3)%	38,372	42,321	(9)%
Average market copper price ($/lb)	4.53	4.40	3%	4.53	4.36	4%
Average realized copper price ($/lb)(6)	2.19	2.92	(25)%	2.99	2.81	6%
Molybdenum sold (000s lbs)	3,229	3,176	2%	6,116	6,485	(6)%
Average market molybdenum price ($/lb)	18.38	14.48	27%	18.73	12.90	45%
Unit costs (continuing operations basis)
Gold production costs ($/oz)	961	593	62%	624	621	0%
All-in sustaining costs on a by-product basis ($/oz)(1)	1,659	676	145%	780	617	26%
All-in costs on a by-product basis ($/oz)(1)	2,082	851	145%	994	742	34%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)	1,699	970	75%	1,008	916	10%
Copper production costs ($/lb)	1.58	1.41	12%	1.68	1.41	19%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)	2.10	2.06	2%	2.18	1.95	12%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)Inclusive of the results from the Kumtor Mine prior to the loss of control on May 15, 2021.
(3)Calculated as the sum of cash flow provided by operating activities from discontinued operations, cash flow used in investing activities from discontinued operations and cash flow used in financing activities from discontinued operations.
(4)As at June 30, 2022, the Company had 297,456,053 common shares issued and outstanding. Following completion of the Transaction contemplated by the Arrangement Agreement on July 29, 2022 the number of the Company’s issued and outstanding common shares was reduced by 77,401,766.
(5)Represents a subset of the balance of recoverable ounces in the adsorption, desorption and recovery (“ADR”) inventory as at June 30, 2022.
(6)This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled.

Overview of Consolidated Results

Although the Company remained the legal owner of KGC, due to the seizure of the Kumtor Mine and the related actions by the Kyrgyz Republic and Kyrgyzaltyn, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the six months ended June 30, 2021. As a result, the Company’s consolidated results from continuing operations discussed in this MD&A exclude the Kumtor Mine’s operations, unless otherwise noted. The impact of the Transaction effected by the Arrangement Agreement has not been recognized in the financial statements presented.

Second Quarter 2022 compared to Second Quarter 2021
Net loss of $2.6 million was recognized in the second quarter 2022, compared to net loss of $851.7 million in the second quarter 2021. The decrease in net loss was primarily due to the loss of $926.4 million recognized on the change of control of the Kumtor Mine in the second quarter of 2021. Net loss from continuing operations of $2.6 million was recognized in the second quarter of 2022, compared to net earnings from continuing operations of $33.0 million in the second quarter of 2021. The decrease was primarily due to:

•loss from mine operations of $0.6 million in the second quarter of 2022 compared to earnings from mine operations of $64.9 million in the second quarter of 2021 primarily due to no ounces of gold sold at the Öksüt Mine, as well as lower ounces of gold sold at the Mount Milligan Mine and lower copper revenue related to a decline of copper prices at the end of the second quarter of 2022. At June 30, 2022, there were 33.8 million pounds of copper outstanding under contracts awaiting final settlement in future months which were adjusted to a market price of $3.71 per pound at the end of the quarter, resulting in a reduction in copper revenue of $23.3 million from previously recorded prices. In addition, there were higher production costs at the Mount Milligan Mine primarily from higher mill maintenance costs and administrative costs. Higher mill maintenance costs were primarily due to replacement of liners and contractors costs associated with the general mill shutdown which was performed in the second quarter of 2022 but not undertaken in the second quarter of 2021 while administrative costs were higher mainly due to an increase in salaries and wages from higher inflation, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environmental projects,
•higher exploration and development cost primarily relating to the activities at the Goldfield Project,
•higher corporate administration costs primarily due to staff changes, higher travel expenses and an increase in consulting costs and software costs from various information technology projects, including the implementation of the Company-wide enterprise resource planning system, and
•higher income tax expense primarily due to the full utilization of Öksüt Mine’s Investment Incentive Certificate as of the end of 2021, with no related benefit recognized in the second quarter of 2022.
The decrease in net earnings was partially offset by a reclamation provision revaluation recovery of $40.9 million in the second quarter of 2022 compared to $10.8 million reclamation expense in the second quarter of 2021 resulting from an increase in the risk-free interest rates applied to discount the estimated future cash flows at sites on care and maintenance in the Molybdenum BU, partially offset by the higher short-term inflation rates applied to the underlying future reclamation cash flows. In addition, there were higher average realized gold prices at the Mount Milligan Mine and an increase in the pounds of molybdenum sold at the Molybdenum BU at higher average realized molybdenum prices. The Company did not report any earnings related to discontinued operations in the second quarter of 2022. Net loss from discontinued operations was $884.7 million in the second quarter of 2021.

Adjusted net lossNG of $36.2 million was recognized in the second quarter of 2022, compared to adjusted net earningsNG from continuing operations of $49.9 million in the second quarter of 2021. The decrease in adjusted net earningsNG was primarily due to lower earnings from mine operations and higher corporate administration costs, exploration and development costs and income tax expense as outlined above.

The most significant adjusting items to net loss in the second quarter of 2022 were:

•$41.1 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows;
•$4.3 million income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine; and
•$3.2 million in legal and other costs directly related to the seizure of the Kumtor Mine.

The most significant adjusting items to net earnings from continuing operations in the second quarter of 2021 were a $10.8 million reclamation expense resulting from the reduction in the reclamation provision due to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows and $6.1 million of legal and other costs related to the Kumtor Mine.

Cash used in operating activities was $3.5 million in the second quarter of 2022, compared to cash provided by operating activities from continuing operations of $60.3 million in the second quarter of 2021. The decrease in cash provided by operating activities was primarily due to no ounces of gold sold at the Öksüt Mine, an increase in cash taxes paid of $26.9 million related to the Öksüt Mine as well as a decrease in ounces of gold and pounds of copper sold and lower average realized copper prices at the Mount Milligan Mine. In addition, there were higher production costs at the Mount Milligan Mine primarily due to higher mill maintenance and administrative costs, as noted above. The overall decrease in cash provided by operating activities was partially offset by higher average realized gold and molybdenum prices, an increase in pounds of molybdenum sold at the Molybdenum BU and a favourable working capital change at the Mount Milligan Mine as a result of the effect of timing of cash collection from first quarter concentrate shipments and the effect of timing of vendor payments. Cash provided by operating activities from discontinued operations was $77.1 million in the second quarter of 2021.

Free cash flowNG deficit of $31.2 million was recognized in the second quarter of 2022, compared to free cash flowNG from continuing operations of $30.7 million in the second quarter of 2021. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities as outlined above, partially offset by slightly lower sustaining capital expendituresNG.
Six months ended June 30, 2022 compared to 2021
Net earnings of $86.8 million were recognized in 2022, compared to net loss of $684.2 million in 2021. The increase was primarily due to the loss of $926.4 million recognized on the change of control of the Kumtor Mine in 2021. Net earnings from continuing operations of $86.8 million were recognized in 2022, compared to $144.5 million in 2021. The decrease was primarily due to:
•lower earnings from mine operations of $112.9 million in 2022 compared to $135.4 million in 2021 primarily due to higher average molybdenum prices paid to obtain product inventory to be processed, higher maintenance costs associated with an unplanned acid plant shutdown extending for longer than one month in the first quarter of 2021 and the effect of higher unit costs from the mix of products produced and sold in the period at the Molybdenum BU. The decrease in earnings from mine operations at the Mount Milligan Mine from lower gold ounces and copper pounds sold was fully offset by an increase in earnings from mine operations at the Öksüt Mine from an increase in ounces of gold sold and higher average realized gold prices,
•higher exploration and development costs primarily due to various drilling activities and technical study work undertaken at the Goldfield Project, and brownfield exploration activities at the Mount Milligan and Öksüt Mines,
•higher corporate administration costs primarily due to staff changes, an increase in consulting costs and software costs from various information technology projects, including the implementation of the Company-wide enterprise resource planning system, an increase in travel expenses and an increase in insurance expenses and other costs associated with the NYSE listing. In addition, there was an increase in the provision for share-based compensation as a result of the increase in the Company’s share price.
•a gain of $72.3 million on the sale of the Company’s interest in the Greenstone Partnership recognized in 2021 and,

•higher income tax expense primarily due to the full utilization of Öksüt Mine’s Investment Incentive Certificate as of the end of 2021, no related benefit being recognized in the second quarter of 2022, and net impact of foreign exchange fluctuation on monetary assets and liabilities.

The decrease in net earnings from continuing operations was partially offset by higher average realized gold, copper and molybdenum prices and an $82.9 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by the higher short-term inflation rates applied to the underlying future reclamation cash flows. The Company did not report any earnings related to discontinued operations in 2022. Net loss from discontinued operations was 828.7 million in 2021.

Adjusted net earningsNG were $20.2 million in 2022, compared to adjusted net earningsNG from continuing operations of $78.2 million in 2021. The decrease in adjusted net earningsNG was due to lower earnings from mine operations and higher corporate administration costs, exploration and development costs and income tax expense as outlined above.

Significant adjusting items to net earnings in 2022 include:

•$83.1 million reclamation provision revaluation at sites on care and maintenance in the Molybdenum BU, resulting primarily from the change in the estimated future reclamation cash flows and an increase in the discount rate applied to these cash flows;
•$9.7 million of legal and other related costs directly related to the seizure of the Kumtor Mine; and
•$6.8 million of income tax adjustments resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine.

The most significant adjusting items to net earnings from continuing operations in 2021 were a $72.3 million gain on the sale of Greenstone project and $6.1 million of litigation and other related costs related to the Kumtor Mine.

Cash provided by operating activities from continuing operations was $24.8 million in 2022 compared to $146.7 million in 2021. The decrease in cash provided by operating activities from continuing operations was primarily due to an unfavourable change in working capital from higher cash taxes paid related to the Öksüt Mine from a withholding tax expense incurred on dividend distributions and taxation at the full statutory income tax rate due to the full utilization of Öksüt’s Investment Incentive Certificate as of the end of 2021 and the recognition of taxable gains from the effect of foreign exchange rate changes on monetary assets and liabilities in taxable income. In addition, there was a decrease in gold ounces and copper pounds sold and an unfavourable working capital change from the effect of timing of vendor payments at the Mount Milligan Mine. Lower sales margins and higher maintenance costs associated with an unplanned acid plant shutdown as well as an unfavourable working capital movement from cash collection on molybdenum concentrate sales at the Molybdenum BU also contributed to the overall decrease in cash provided by operating activities. Partially offsetting the decrease in cash provided by operating activities were higher average realized gold and copper prices.

Free cash flowNG deficit from continuing operations of $22.1 million was recognized in 2022 compared to free cash flowNG from continuing operations of $98.7 million in 2021. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities due to the reasons outlined above.

2022 Outlook

The Company has revised its outlook for 2022 as a result of a suspension of activities at the Öksüt Mine and changes in the spot copper price assumption from $4.00 per pound to $3.25 per pound. These factors have an impact on the Company’s production, unit costs and cash flow metrics for the 2022 year. The Company’s guidance for gold and copper production at the Mount Milligan Mine remains unchanged from the previous guidance as disclosed in the Company’s February 25, 2022 news release and MD&A for the year ended December 31, 2021. Consolidated capital expenditures, costs relating to the Molybdenum BU, corporate administration costs, exploration activities, including the Goldfield Project also remain unchanged from previous guidance.

At the Öksüt Mine, the revised guidance reflects an assumption of no further gold production for the remainder of 2022. The Company expects to complete the capital equipment upgrades to remove the mercury in the gold recovery process in late 2022 and to resume gold doré bar production at the ADR plant as soon as regulatory permits and approvals are obtained. The total capital expenditure to modify the ADR plant is estimated to be $5 million. The Company is initiating the suspension of stacking and leaching activities on August 10, 2022, pending amendments to the Öksüt Mine’s EIA and is considering whether to continue mining and crushing activities in the current circumstances. The revised guidance reflects limited site activities for the remainder of 2022. The Company continues to consider alternatives to monetize the gold-in-carbon inventory prior to the full restart of the gold room at the ADR plant. As the Company is evaluating the financial impact of suspending certain activities at the Öksüt Mine, consolidated cash flow guidance for the 2022 year has been withdrawn.

All of the Company’s previously issued 2023 outlook has also been withdrawn and should not be relied upon.

The revised full year 2022 outlook and comparative actual results for six months ended June 30, 2022 are set out in the following table:

	Units	Mount Milligan(1)		Öksüt		Consolidated(2)
		Six months ended June 30, 2022	2022 Guidance (updated)	Six months ended June 30, 2022	2022 Guidance (updated)	Six months ended June 30, 2022	2022 Guidance (updated)
Production
Unstreamed gold production	(Koz)	53	123 - 136	55	55	108	178 - 191
Streamed gold production	(Koz)	29	67 - 74	—	—	29	67 - 74
Total gold production(3)	(Koz)	82	190 - 210	55	55	137	245 - 265

Unstreamed copper production	(Mlb)	31	57 - 65	—	—	31	57 - 65
Streamed copper production	(Mlb)	7	13 - 15	—	—	7	13 - 15
Copper production(3)	(Mlb)	38	70 - 80	—	—	38	70 - 80
Costs
Gold production costs	($/oz)	783	775 - 825	386	386	624	675 - 725
All-in sustaining costs on a by-product basisNG(4)	($/oz)	641	775 - 825	554	875 - 925	780	1,000 - 1,050
All-in costs on a by-product basisNG(4)	($/oz)	738	825 - 875	585	950 - 1,000	994	1,225 - 1,275
All-in sustaining costs on a co-product basisNG(4)	($/oz)	1,021	1,000 - 1,050	554	875 - 925	1,008	1,175 - 1,225
Copper production costs	($/lb)	1.68	1.55 - 1.70	—	—	1.68	1.55 - 1.70
All-in sustaining costs on a co-product basisNG	($/lb)	2.18	2.25 - 2.40	—	—	2.18	2.25 - 2.40
Capital Expenditures
Additions to PP&E	($M)	28.0	60 - 65	5.1	20 - 25	235.4	285 - 295
Total Capital ExpendituresNG	($M)	34.3	70 - 75	6.3	20 - 25	41.7	95 - 105
SustainingNG(5)	($M)	32.8	65 - 70	6.3	20 - 25	39.8	90 - 100
Non-sustainingNG	($M)	1.5	5	—	—	1.9	5
Other Costs
Kemess Project	($M)	—	—	—	—	7.1	13 - 15
Molybdenum BU	($M)	—	—	—	—	26.2	15 - 20
Exploration(5)	($M)	—	—	—	—	19.3	50 - 65
Corporate administration	($M)	—	—	—	—	23.8	40 - 45
DDA	($M)	49.9	95 - 105	12.6	13	65.4	110 - 130
Taxes	($M)	2.3	‘5 - 10	24.2	20 - 30	37.9	25 - 40

1.The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold ounces and copper pounds sold, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered. Assuming a market gold price of $1,700 per ounce and market copper price of $3.25 per pound for the last six months of 2022, Mount Milligan Mine’s average realized gold and copper price would be $1,230 per ounce and $2.34 per pound for the last six months of 2022, respectively, after giving effect to the hedges and further mark-to-market adjustments on 33.8 million copper pounds outstanding and 42,505 ounces of gold outstanding at June 30, 2022 under contracts awaiting final pricing in future months.
2.Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions, subject to metal content, levied by smelters.

3.Gold and copper production at the Mount Milligan Mine assumes recoveries of 69% and 81%, respectively, which are unchanged from the previous guidance. 2022 gold ounces and copper pounds sold are expected to be consistent with production.
4.Costs do not include the impact of any future standby charges at the Öksüt Mine as the Company assesses the operational implications of suspending certain activities.
5.The exploration cost guidance reflects the addition of the Goldfield Project exploration costs, estimated in the range of $15 to $20 million as disclosed in the Company’s MD&A for the year ended December 31, 2021. Exploration costs include both expensed and capitalized exploration costs and exclude business development expenses. Capitalized exploration costs are included in the sustaining capital expendituresNG.

Production Profile

The Company has revised its consolidated 2022 gold production guidance to 245,000 to 265,000 ounces from the previous guidance range of 400,000 to 450,000 ounces disclosed in the Company’s MD&A for the year ended December 31, 2022. The reduced consolidated gold production guidance reflects only 54,691 ounces of the actual gold produced at the Öksüt Mine in the first quarter of 2022 in addition to Mount Milligan Mine’s gold production range of 190,000 to 210,000 ounces.

Mount Milligan Mine’s 2022 production outlook remains unchanged from the previous gold production range of 190,000 to 210,000 ounces and copper production range of 70 to 80 million pounds. Gold production is expected to be back-end weighted in 2022, with the first half of the year representing approximately 40% of the 2022 annual gold production total, while the copper production from the first half of the year represents approximately 50% of the expected total annual copper production.

At the Öksüt Mine, 2022 gold production guidance includes only the gold produced in the first quarter of 2022, prior to the suspension of gold room operations at the ADR plant. The Öksüt Mine continued mining, crushing, stacking and leaching activities in order to process ore into a gold-in-carbon form through to August 2022. The gold-in-carbon inventory is being stored until the re-start of the electrowinning process, where the recovery of gold from concentrated solution occurs. As of June 30, 2022, the Öksüt Mine accumulated 58,469 recoverable ounces in the form of stored gold-in-carbon.

The Company expects to complete the capital equipment upgrades to remove the mercury in the gold recovery process by late 2022 and will resume gold doré bar production at the ADR plant as soon as all regulatory approvals are obtained. Once the electrowinning process is resumed, the ADR plant is expected to have sufficient production capacity to process up to approximately 35,000 ounces of gold-in-carbon inventory per month, which would allow stored gold-in-carbon inventory to be processed on a timely basis. The Company also continues to consider alternatives to monetize the gold-in-carbon inventory prior to the full restart of the gold room at the ADR plant.

Cost Profile

Consolidated gold production costs in the six months ended June 30, 2022 were $624 per ounce sold, including $783 per ounce sold at the Mount Milligan mine and $386 per ounce sold at the Öksüt Mine. Full year consolidated gold production costs are expected to be in the range of $675 to $725 per ounce sold in 2022, an increase from $500 to $550 per ounce sold in the previous guidance, primarily due to the reduction in gold ounces produced at the Öksüt Mine and a revised market copper price assumption of $3.25 per pound for the remainder of 2022 compared to $4.00 per pound in the previous guidance, which results in a higher allocation of production costs to gold at the Mount Milligan Mine. Consolidated full year gold production cost range of $675 to $725 per ounce sold is higher than the consolidated gold production cost of $624 per ounce sold in the six-months ended June 30, 2022 primarily due to no gold sales at the Öksüt Mine assumed for the remainder of the year and higher gold production costs at the Mount Milligan Mine due to the reasons noted above.

Gold production costs guidance at the Mount Milligan Mine has been revised to be in the range of $775 to $825 per ounce sold compared to $675 to $725 per ounce sold in the previous guidance and $783 per ounce sold in the six months ended June 30, 2022. The increase in the gold production cost per ounce sold guidance compared to the six months ended June 30, 2022 and previous guidance is primarily due to higher allocation of production costs to gold due to changes in the relative market prices of gold and copper assumed for the rest of the year. Inflationary pressures on consumables and labour were anticipated when original guidance was issued and production costs at the Mount Milligan Mine have not changed significantly from amounts incorporated in the original guidance for 2022.

Gold production costs at the Öksüt Mine are expected to remain $386 per ounce sold for full year, consistent with the gold production costs per once sold in the six months ended June 30, 2022 due to no further gold sales projected for the remainder of the year as a result of the suspension of certain operations.

Copper production costs at the Mount Milligan Mine in the six months ended June 30, 2022 were $1.68 per copper pound sold and are now expected to be in the range of $1.55 to $1.70 per pound sold for the full year, a decrease from $1.70 to $1.85 per pound sold in the previous guidance. The decrease in copper production costs per pound sold compared to the six months ended June 30, 2022 and the previous guidance is primarily due to the lower copper market price assumption of $3.25 per pound for the remainder of 2022 resulting in a lower allocation of production costs to copper, partially offset by higher production costs due to inflationary pressures as noted above.

Consolidated all-in sustaining costs on a by-product basisNG are expected to be in the range of $1,000 to $1,050 per ounce sold for the full year of 2022, compared to consolidated all-in sustaining costs on a by-product basisNG of $780 per ounce sold in the six months ended June 30, 2022 and the previous guidance range of $600 to $650 per ounce sold. The Mount Milligan Mine’s all-in sustaining costs on a by-product basisNG for the full year of 2022 are expected to be in the range of $775 to $825 per ounce sold compared to all-in sustaining costs on a by-product basisNG of $641 per ounce sold in the six months ended June 30, 2022 and the previous guidance range of $575 to $625 per ounce. The expected increase in the Mount Milligan Mine’s all-in sustaining costs on a by-product basisNG is primarily due to lower copper credits from lower copper prices and higher production costs. As at June 30, 2022, the Mount Milligan Mine had 33.8 million pounds of copper outstanding under contracts awaiting final settlement in future months, representing concentrate sales from the first half of the year. All these pounds were adjusted to a market price of $3.71 per pound at the end of the the second quarter of 2022 and the final price settlement for the 33.8 million pounds of copper sold are expected to occur in the second half of 2022 at lower copper prices. Planned copper pounds sold in the second half of 2022 are also expected to be at lower copper prices than the original assumption of $4.00 per pound in the Company’s previous guidance. The Öksüt Mine’s all-in sustaining costs on a by-product basis per ounceNG for the full year of 2022 are expected to be in the range of $875 to $925 per ounce sold, an increase compared to both actual all-in sustaining costs on a by-product basisNG of $554 per ounce sold in the six-month period ended June 30, 2022 and the previous guidance range of $425 to $475 per ounce sold. The expected increase in the Öksüt Mine’s all-in sustaining costs on a by-product basisNG reflects an assumption that gold doré bar production and sales at Öksüt Mine will be suspended until the end of the year while sustaining capital expendituresNG will continue to be incurred in the second half of the year. The impact of future standby charges from the suspension of certain operating activities has not been evaluated or included in all-in sustaining costs. The revised guidance range for consolidated all-in sustaining costs on a by-product basis per ounceNG of $1,000 to $1,050 is higher than the consolidated all-in sustaining costs on a by-product basis per ounceNG of $780 in the six months ended June 30, 2022 primarily due to lower copper credits from lower copper prices, higher operating costs at the Mount Milligan Mine and the suspension of gold production and sales at the Öksüt Mine until the end of 2022.

Consolidated all-in costs on a by-product basisNG are expected to be in the range of $1,225 to $1,275 per ounce sold for the full year of 2022, compared to $994 per ounce sold in the six months ended June 30, 2022 and the previous range of $700 to $750 per ounce sold. The Mount Milligan Mine’s all-in costs on a by-product basisNG are expected to be in the range of $825 to $875 per ounce sold for the full year of 2022, compared to $738 per ounce sold in the six months ended June 30, 2022 and the previous guidance range of $600 to $650 per ounce sold primarily due to an increase in all-in sustaining costs on a by-product basis per ounceNG in the second half of 2022. The Öksüt Mine’s all-in costs on a by-product basisNG are expected to be in the range of $950 to $1,000 per ounce sold, a significant increase compared to $585 per ounce sold in the six months ended June 30, 2022 and the previous range of $450 to $500 per ounce sold primarily due to an increase in all-in sustaining costs on a by-product basis per ounceNG in the second half of 2022.

Capital Expenditures

Additions to PP&E, which is an IFRS accounting figure, include certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases while capital expendituresNG, comprised of sustaining capital expendituresNG and non-sustaining capital expendituresNG, which are non-GAAP measures, exclude them. Consolidated additions to PP&E in 2022 are expected to be in the range of $285 to $295 million compared to $235.4 million in the six months ended June 30, 2022, and the previous guidance range of $95 to $105 million. Consolidated additions to PP&E guidance range was updated to account for the inclusion of the acquisition of the Goldfield Project of $208.2 million and net additions to ARO and Right-of-Use assets amounting to approximately $14.0 million.

Sustaining capital expendituresNG in 2022 are expected to be in the range of $90 to $100 million, which is unchanged from the previous guidance. Sustaining capital expendituresNG in 2022 at the Mount Milligan Mine are estimated to be in the range of $65 to $70 million, which is unchanged from the previous guidance and relates primarily to the tailings storage facility (“TSF”) costs, a tailing pumping system, major overhauls and water management costs. Sustaining capital expendituresNG in 2022 at the Öksüt Mine are expected to be $20 to $25 million, which is unchanged from the previous guidance, though will be reviewed in the coming months based on decisions taken relating to site operating activities. The guidance includes additional capital expenditures to install the retort and scrubber equipment to remove the mercury in the gold recovery process at the ADR plant while some other capital expenditures were deferred.

Non-sustaining capital expendituresNG in 2022 are consistent with the previous guidance and relate to the staged flotation reactor project at Mount Milligan Mine, which was commissioned in May 2022 and is expected to improve future metal recoveries.

Molybdenum Business Unit

In the six months ended June 30, 2022, the Company incurred $8.0 million of care and maintenance expenses related to the Molybdenum BU and $0.9 million of reclamation expenditures at the Endako Mine. The free cash flow deficitNG generated at the Molybdenum BU in the six months ended June 30, 2022, was $26.2 million due to the effect of timing of cash collection on concentrate sales driven by longer average collection periods and timing of molybdenum purchases, resulting in large inventory balance at the Langeloth Facility. The Company is maintaining its full year guidance for the Molybdenum BU with care and maintenance expenses estimated to be between $20 and $25 million, including approximately $5 to $7 million of reclamation expenditures at the Endako Mine, which is unchanged from the previous guidance. The free cash flow deficitNG at the Langeloth Facility from the first half of 2022 is expected to be reduced in the second half of the year with an expected reduction in working capital. The net cash required to maintain the Molybdenum BU is expected to be in the range of $15 to $20 million, which is unchanged from previous guidance. The Company’s assumed molybdenum price for 2022 is $17 per pound, which is unchanged from the previous guidance.

Depreciation, Depletion, and Amortization

Consolidated DDA expense included in costs of sales for 2022 is expected to be in the range of $110 to $130 million, compared to $65.4 million in the six months ended June 30, 2022 and the previous guidance range of $150 to $165 million. The revised lower DDA expense guidance range primarily reflects lower sales and related DDA expense at the Öksüt Mine. The Mount Milligan Mine’s DDA expense in the six months ended June 30, 2022 was $49.9 million and the full year of 2022 DDA expense is expected to be in the range of $95 to $105 million, which is unchanged from the previous guidance. The Öksüt Mine’s DDA expense in the six months ended June 30, 2022 was $12.6 million and is expected to remain unchanged for the rest of 2022 as DDA continues to be capitalized to inventory in the period of the suspension of refinery operations at the ADR plant.

Taxes

Income tax related to the Öksüt Mine in the six months ended June 30, 2022 was $24.2 million and is estimated to be between $20 to $30 million, a decrease from the previous guidance range of $80 to $90 million reflecting reduced taxable income generated by the mine. The Mount Milligan Mine is subject to British Columbia mineral tax which was approximately $2 million in the six months ended June 30, 2022 and is expected to be between $5 and $10 million for the full year of 2022, which is unchanged from the previous guidance.

Cash Flow Profile

The Company has withdrawn its cash flow guidance for 2022 while it evaluates the impact of the suspension of activities at the Öksüt Mine.

2022 Material Assumptions

Material assumptions or factors used to forecast production and costs for the second half 2022, after giving effect to the hedges in place as at June 30, 2022, include the following:
•no gold doré production or sales at the Öksüt Mine subsequent to March 31, 2022 and the suspension of stacking and leaching activities from August 2022 through the end of the year.
•a market gold price of $1,700 per ounce, which is unchanged from the previous guidance, and an average realized gold price at the Mount Milligan Mine of $1,230 per ounce in the last six months of 2022 after reflecting the streaming arrangement with Royal Gold (35% of the Mount Milligan Mine’s gold is sold for $435 per ounce), and mark-to-market adjustments on gold ounces that have yet to settle at June 30, 2022.
•a revised market copper price of $3.25 per pound and an average realized copper price at the Mount Milligan Mine of $2.34 per pound in the last six months of 2022 after reflecting the streaming arrangement with Royal Gold (18.75% of the Mount Milligan Mine’s copper is sold at 15% of the spot price per metric tonne) and further mark-to-market adjustments on copper pounds that have yet to settle at June 30, 2022, down from the assumptions in the previous guidance of $4.00 per pound and $3.36 per pound, respectively, which reflects changes in the commodities markets.
•molybdenum price of $17.00 per pound, unchanged from the previous guidance.
•revised exchange rates: $1USD:$1.27 CAD; $1USD:15.0 Turkish lira; with a Turkish inflation assumption of approximately 80%, and diesel fuel price assumption of $0.90/litre (CAD$1.14/litre) at the Mount Milligan Mine, compared to the previous assumptions of $1USD:$1.26 CAD; $1USD:13.0 Turkish lira; a Turkish inflation assumption of 36%.
•diesel fuel price assumption of $0.90/litre (CAD$1.14/litre) compared to the previous assumptions of $0.72/litre (CAD$0.91/litre) at the Mount Milligan Mine.

Mount Milligan Streaming Arrangement

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”). To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for the second half 2022 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital expenditure forecasts for the second half of 2022 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent AIF. The aggregate cash payments of approximately $86 million associated with completing the Arrangement Agreement (a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn) have not been incorporated into the free cash flowNG in the updated 2022 guidance.

2022 Sensitivities

Centerra’s revenues, earnings, and cash flows for 2022 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings, and cash flows.

		Impact on ($millions)					Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	Net Earnings (after tax)	All-in sustaining costs on a by-product basis per ounceNG
Gold price	$50/oz	0.2 - 0.3	—	6.2 - 7.1	6.0 - 6.8	6.0 - 6.8	1.0 - 2.0
Copper price(1)(2)	10%	0.4 - 0.5	—	3.3 - 6.1	2.9 - 5.6	2.9 - 5.6	27.0 - 68.0
Diesel fuel(1)	10%	0.4 - 0.5	0.1 - 0.2	—	0.5 - 0.7	0.5 - 0.7	6.5 - 8.5
Canadian dollar(1)(3)	10 cents	4.0 - 5.5	1.0 - 1.5	—	5.0 - 7.0	5.0 - 7.0	65.0 - 85.0
(1)Includes the effect of the Company’s copper, diesel fuel and Canadian dollar hedging programs, with current exposure coverage for the second half of 2022 approximately 65%, 60% and 70%, respectively.
(2)Includes the effect of adjusting 33.8 million pounds of copper outstanding under contracts awaiting final settlement in future months as of June 30, 2022 to a market price of $3.25 per pound from the copper price of $3.71 used at the end of the quarter.
(3)Appreciation of currency against the US dollar results in higher costs and lower cash flow and earnings, depreciation of currency against the US dollar results in decreased costs and increased cash flow and earnings.

Recent Events and Developments

Kumtor Mine

On July 29, 2022, Centerra announced that it had completed the Transaction contemplated by the Arrangement Agreement with, among others, Kyrgyzaltyn and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor Mine and its investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn’s 77,401,766 Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of disputes.

As a result of the completion of the Transaction, Centerra has repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for, among other things, Centerra’s 100% equity interest in its two Kyrgyz subsidiaries, and indirectly, the Kumtor Mine, with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor mine, including all reclamation and environmental obligations, and aggregate cash payments of approximately $86 million (a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn). The completion of the Transaction resulted in:

•Full and final releases of all past, present and future claims of the parties.

•Termination of legal proceedings involving the parties in all jurisdictions with no admissions of liability. This includes:

•Any and all cases, proceedings, investigations, inquiries or other actions by the Kyrgyz Republic, Kyrgyzaltyn or any other Kyrgyz governmental entity or any person acting on behalf of and/or for the benefit of any such person against Centerra and the other persons and entities released under the Arrangement Agreement (the “Kyrgyz Proceedings”) were withdrawn and terminated to Centerra’s sole satisfaction;

•The parties have jointly sought the termination of the international arbitration proceedings that were previously commenced by the Company, KGC and Kumtor Operating Company (“KOC”) against the Kyrgyz Republic and Kyrgyzaltyn;

•Centerra has agreed to consent to an order setting aside the judgement issued in the Ontario Superior Court of Justice against Mr. Tengiz Bolturuk on February 15, 2022; and

•Chapter 11 proceedings in U.S. Bankruptcy Court for the Southern District of New York involving KGC and KOC were dismissed.

•Resolution of the inter-company balance between Centerra and KGC in part by paying $50 million to KGC on closing of the Arrangement and, as to the balance, by way of set off against an offsetting dividend to be declared by KGC immediately prior to closing of the Arrangement.

•The resignation from Centerra’s Board of Directors of Kyrgyzaltyn’s two nominees and the termination of the shareholders agreement between, among others, Centerra and Kyrgyzaltyn.

•Termination of all agreements entered into by Centerra in respect of the Kumtor Mine vis-à-vis Centerra’s rights and obligations.

Further details on the terms of the Arrangement Agreement and the Transaction can be found in Centerra’s April 4, 2022 news release and in Centerra’s management information circular in respect of the special meeting of Centerra shareholders held on July 25, 2022 to approve the Transaction, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Suspension of production at the Öksüt Mine

On March 18, 2022, Centerra announced that it had suspended gold doré bar production at the Öksüt Mine due to mercury detected in the gold room at the ADR plant. At that point, mining, stockpiling, crushing, stacking and leaching activities continued at the Öksüt Mine and ore continued to be processed into a gold-in-carbon form.

Subsequent to the detection of mercury in the gold room, urine samples were collected from full-time employees and contractors working in and around the gold room and analyzed at an independent certified medical laboratory. Although elevated mercury values were detected in 12 individuals, following their medical examinations, each of them have been cleared to return to full time duty at the mine. The Company continues to monitor and support the health care needs of its workers. In conjunction with the engineered solution for the gold room at the ADR plant, the Company is revising all related health and safety protocols necessary for the installation and safe operation of the new equipment and systems in accordance with the manufacturer instructions and regulatory standards.

After identifying mercury in the gold room of the ADR plant, all stripping, electrowinning, refining, and pouring operations were stopped. The affected areas were professionally cleaned, and any contaminated material was removed and properly disposed of. An engineered solution was developed with the assistance of external consultants to ensure that mercury levels are detected and monitored, and any potential emissions are captured to prevent exposure to personnel and to safeguard the environment.

Mercury control initiatives include an upgraded ventilation system with a dedicated heating, ventilation and air conditioning unit in the gold room area. In addition, equipment will be properly covered, vented and off-gases scrubbed. The drying oven, which was used to dry the gold sludge prior to refining, will be replaced by a mercury retort system. This unit will allow mercury to be safely vaporized from the sludge, with the vapor condensed and collected in a fully contained system. The furnace off-gas system will also be replaced to ensure that any remaining mercury is scrubbed from the gas and captured. The procurement process for all the equipment mentioned above has been started and is progressing well. The capital expenditure for the mercury abatement retrofit is expected to be $5 million.

The Company expects that the refinery retrofit will be completed in late 2022 and it will work with relevant governmental authorities to obtain all required approvals to restart gold room operations at the ADR plant as quickly as possible thereafter. As further discussed below, the Company is also in discussion with Turkish regulators with respect to environmental and other permits relating to the Öksüt Mine. The Company also continues to consider alternatives to monetize the gold in carbon prior to the full restart of the gold room at the ADR plant.

Permitting

In May, 2022 the Öksüt Mine was inspected by the Ministry of Environment, Urbanization and Climate Change (the “Ministry of Environment”). The Ministry of Environment informed the site management of a number of deficiencies relating to the Öksüt Mine’s EIA. Since that time, the Company has worked to address the majority of the deficiencies and understood that the permitted production capacity and activated carbon usage at the mine continued to be under review by the Ministry of Environment.

On August 9, 2022, the Company met with the Ministry of Environment which did not approve the Company’s request to use more activated carbon than is permitted in the Öksüt Mine’s EIA. That request became necessary because the Company is unable to operate the gold room at the ADR plant which would allow the Company to recycle activated carbon in the normal course of operations. Consequently, the Öksüt Mine is suspending stacking and leaching of ore on the heap leach pad and the Company is now considering whether to continue mining and crushing activities in the current circumstances.

The Ministry of Environment also noted that while the Öksüt Mine was in compliance with EIA limits in terms of both mining production and crushing capacity, it stacked more ore tonnes on the heap leach pad than was permitted in the EIA during the years 2019, 2020 and 2021. The Company is seeking further clarification on the interpretation of these topics from the Ministry of Environment.

Given the position expressed by the Ministry of Environment and the need for further clarity on the Öksüt Mine’s EIA, the Company is in the process of preparing a new EIA which would clarify, among other things, the heap leach stacking capacity of the mine and the amount of activated carbon usage allowed. The Company expects to submit the new proposed EIA application by the end of August and pursue its approval as quickly as possible.

The Company is also in pursuit of other ordinary course permits, including: (i) an enlarged grazing land permit to allow expansion of the existing operation to the currently defined EIA boundary of the Keltepe and Güneytepe pits; and (ii) an extension of the Öksüt Mine’s overall operating license which is scheduled to expire in January 2023.

As noted above, Centerra is involved in several discussions with various Turkish regulatory authorities which, in some cases, concern interrelated issues. While the Company will continue to pursue a new EIA and all required permits, there can be no assurance that the Company will be able to successfully resolve any of the matters discussed above nor can there be any assurance as to the timing of any of the foregoing. The inability to successfully resolve matters could have a material adverse impact and delay on the Company’s mining, stacking, leaching and production activities at the Öksüt Mine, future cash flows, earnings, results of operations and financial condition.

Acquisition of Goldfield Project

On February 28, 2022, Centerra announced the completion of the acquisition of Gemfield Resources LLC, owner of the Goldfield Project, from Waterton Nevada Splitter, LLC. The final purchase consideration comprised $176.7 million in cash paid at closing, including reimbursement of $1.7 million incurred by the seller for the construction of a water supply infrastructure, and a $31.5 million deferred milestone payment. At the option of Centerra, the deferred milestone payment is payable in cash or common shares of the Company and becomes payable the earlier of 18 months following the closing of the transaction or the date a construction decision is approved by its Board of Directors with respect to the project, among other things.

The Goldfield Project is a conventional open-pit, heap leach project located in Nevada, USA, a Tier 1 mining jurisdiction, and contains three known deposits. The Company believes that the project has upside potential from its large, under-explored land position in an established mining area in Nevada. The project increases Centerra's exposure to North America and provides an asset that can act as a foothold for further opportunities in the United States. The Company initiated a resource expansion and infill drill program targeting over 65,000 meters of diamond drilling and reverse circulation drilling at Gemfield and Goldfield Main deposits and plans to issue an updated resource estimate in 2023 and a feasibiity study thereafter. The Company continues to build the project team, and conduct permitting, community outreach, regulatory compliance and land management activities.

COVID-19, Global Supply Chain Disruption and Inflation Pressures

Centerra continues to take steps to minimize the effect of the COVID-19 pandemic on its business. The Mount Milligan Mine, the Öksüt Mine and all of the Company’s other operations have not been adversely impacted by COVID-19 in any significant way as employee absences due to COVID-19, or any other illnesses, have so far been successfully managed. However, the Company notes that the effects of COVID-19 on its business continue to change rapidly.

Centerra continues to assess the resiliency of its supply chains, maintaining increased mine site inventories of key materials and fixed asset components and has increased its stock of key supplies to mitigate supply chain risks. Additionally, the Company is pursuing an active sourcing strategy to identify potential alternatives for its critical supplies that can be purchased in alternative countries to reduce the risk of extended lead-times while trying to maintain an optimal cost structure. The Company also continues to monitor for any adverse impact on the global supply chain and consequences from the Russian invasion in Ukraine; however, the supply of critical consumables and reagents to the Company’s sites has not been affected.

The Company is affected by the current inflationary environment and its impact on certain operating costs. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour, energy and consumables. At the Mount Milligan Mine, labour costs have increased with the market and price increases have occurred in the areas of grinding media, tires, equipment parts and diesel fuel compared to prior year pricing with the Company expecting further price escalation in 2023. The weighted average price increase across all production cost categories compared to 2021 is in the range of 10%, which was partially offset by the weakening of the Canadian dollar relative to the US dollar, and the savings realized through the Company’s fuel hedging program. At the Öksüt Mine, the impact of hyperinflation on labour costs and slightly higher electricity costs was more than offset by the continuous devaluation of the Turkish lira. While there has been minimal impact to date, the Company anticipates potential increases in cyanide and activated carbon prices.

Management Update

The Company is in its final stages of recruitment process to appoint a new Chief Operating Officer with an announcement expected shortly.

Employee Health and Safety

The Company recognized the following notable developments in the course of the first half of 2022:
•The Kemess Project achieved three years without a lost-time injury.
•Endako Mine achieved seven years without a reportable injury.
•The Öksüt Mine achieved one million and seven hundred work hours without a lost-time injury.
•There were nine reportable injuries company-wide, including four lost-time injury, three medical aid injuries, and two restricted work injuries.

Liquidity and Capital Resources

The Company’s total liquidity position as June 30, 2022 was $1,115.3 million, representing a cash balance of $723.3 million and $392 million available under a corporate credit facility. Credit Facility availability is reduced by outstanding letters of credit, which were $8.0 million as at June 30, 2022.

As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the first quarter of 2021. As a result, the Company’s consolidated cash flow results from continuing operations discussed in this MD&A (including prior periods) exclude the Kumtor Mine’s operations, unless otherwise noted.

Second Quarter 2022 compared to Second Quarter 2021

See the Overview of Consolidated Results section in this MD&A for the discussion of cash used in operating activities.

Cash used in investing activities of $27.6 million was recognized in the second quarter of 2022 compared to cash used in investing activities from continuing operations of $28.2 million in the second quarter of 2021. The decrease is primarily due to timing of capital expenditures between periods.

Cash used in financing activities during the second quarter of 2022 was $14.0 million compared to $22.1 million in the second quarter of 2021. The decrease was primarily due to dividends paid of $12.2 million in the second quarter of 2022 compared to $20.9 in the second quarter of 2021.

Six months ended June 30, 2022 compared to 2021

See the Overview of Consolidated Results section in this MD&A for the discussion of cash used in operating activities.
Cash used in investing activities of $221.6 million was recognized in 2022 compared to cash provided by investing activities from continuing operations of $165.9 million in 2021. The cash used in investing activities from continuing operations was primarily due to the acquisition of the Goldfield Project of $176.7 million. Cash provided by investing activities from continuing operations in 2021 was primarily due to proceeds received from the sale of the Company’s 50% interest in the Greenstone Partnership of $210.3.
Cash used in financing activities of $27.1 million was recognized in 2022 compared to $22.7 million in 2021. The increase was primarily due to higher dividends paid.

Financial Performance

As previously disclosed, the Company lost control of the Kumtor Mine in May 2021 and, accordingly, the Kumtor Mine has been classified as a discontinued operation. The financial and operating data below is presented on a continuing operations basis and thus excludes the Kumtor Mine for all periods discussed, unless otherwise noted.
Second Quarter 2022 compared to Second Quarter 2021
Revenue of $167.7 million was recognized in the second quarter of 2022 compared to $202.3 million in the second quarter of 2021. The decrease in revenue was primarily due to no ounces of gold sold at the Öksüt Mine as well as a decrease in ounces of gold and pounds of copper sold and lower average realized copper prices at the Mount Milligan Mine. Lower copper revenue was related to a rapid decline in copper prices at the end of the second quarter of 2022. At June 30, 2022, there were 33.8 million pounds of copper outstanding under contracts awaiting final settlement in future months which were adjusted to a market price of $3.71 per pound at the end of the quarter, resulting in an adjustment to copper revenue of $23.3 million from previously recorded prices. The overall decrease in revenue was partially offset by higher average realized gold prices at the Mount Milligan Mine and an increase in the pounds of molybdenum sold at the Molybdenum BU at higher average realized molybdenum prices.

Gold production was 42,728 ounces in the second quarter of 2022 compared to 69,854 ounces in the second quarter of 2021. Gold production in the second quarter of 2022 included 42,728 ounces of gold from the Mount Milligan Mine compared to 54,675 ounces in the second quarter of 2021 primarily due to lower gold grades and lower mill throughput partially offset by higher recoveries. There were no gold ounces produced at the Öksüt Mine in the second quarter of 2022 compared to 15,179 ounces in the second quarter of 2021 due to the suspension of gold room operations at the ADR plant.

Copper production at the Mount Milligan Mine was 17.4 million pounds in the second quarter of 2022 compared to 19.8 million pounds in the second quarter of 2021. The decrease was primarily due to lower copper grades and lower mill throughput, partially offset by higher recoveries.

The Langeloth Facility roasted and sold 3.6 million pounds and 3.2 million pounds of molybdenum, respectively, in the second quarter of 2022, compared to 2.7 million pounds and 3.2 million pounds, respectively in the second quarter of 2021. This increase in the molybdenum roasted was primarily due to increased activity to make up for an unplanned acid plant shutdown in the first quarter of 2022 that impacted Langeloth Facility’s ability to roast purchased molybdenum.

Cost of sales of $168.3 million was recognized in the second quarter of 2022 compared to $137.3 million in the second quarter of 2021. The increase was primarily due to higher production cost at the Mount Milligan Mine from higher mill maintenance cost associated with timing of replacement of liners and an increase in administrative costs related to an increase in salaries and wages from higher inflation, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environmental projects. In addition, there were higher production costs at the Molybdenum BU as a result of higher average molybdenum prices paid to obtain product inventory to be processed and inventory impairment losses as a result of decline in average Molybdenum prices at the end of the quarter. All production costs were capitalized to production inventory at the Öksüt Mine due to the suspension of gold room operations of the ADR plant and no production of doré bars.

Gold production costs were $961 per ounce in the second quarter of 2022 compared to $593 per ounce in the second quarter of 2021. The increase was primarily due to higher production costs at the Mount Milligan Mine as noted above and higher allocation of costs to gold production costs at the Mount Milligan Mine from changes in the relative market prices of gold and copper.

All-in sustaining costs on a by-product basisNG from continuing operations were $1,659 per ounce in the second quarter of 2022 compared to $676 per ounce in the second quarter of 2021. The increase in all-in sustaining costs on a by-product basisNG was primarily due to lower copper credits from declining copper prices at the end of the second quarter of 2022, resulting in a mark-to-market adjustment on provisionally priced copper contracts. In addition, there were higher corporate administration costs primarily due to staff changes, higher travel expenses and an increase in consulting costs from various information technology projects and a decrease in ounces of gold sold.

All-in costs on a by-product basisNG from continuing operations were $2,082 per ounce in the second quarter of 2022 compared to $851 per ounce in the second quarter of 2021. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG as noted above, and higher exploration costs mostly related to the Goldfield Project.

Exploration and development expenditures of $13.4 million were recognized in the second quarter of 2022 compared to $8.8 million in the second quarter of 2021. The increase was primarily due to drilling activities and technical studies undertaken at the Goldfield Project.
Corporate administration costs of $11.5 million were recognized in the second quarter of 2022 compared to $5.8 million in the second quarter of 2021. The increase was primarily due to staff changes, higher travel expenses and an increase in consulting costs and software costs from various information technology projects, including implementation of the Company-wide enterprise resource planning system.

Reclamation recovery was $40.9 million in the second quarter of 2022 compared to reclamation expense of $10.8 million in the second quarter of 2021. The $40.9 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU was primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by higher short-term inflation rates applied to the reclamation cash flows at the Endako Mine and the Thompson Creek Mine.
The company recognized income tax expense of $2.6 million in the second quarter of 2022, comprising current income tax expense of $0.4 million and deferred income tax expense of $2.2 million, compared to income tax recovery of $10.4 million in the second quarter of 2021, comprising current income tax recovery of $0.9 million and deferred income tax recovery of $9.5 million. The increase in income tax expense was primarily due to the full utilization of Öksüt’s Investment Incentive Certificate as of the end of 2021, and no similar benefit being recognized in the second quarter of 2022.
Net loss from discontinued operations was $884.7 million in the the second quarter of 2021. The net loss from discontinued operation was primarily due to the loss on the change of control of $926.4 million recognized in the second quarter of 2021.
Six months ended June 30, 2022 compared to 2021
Revenue of $462.9 million was recognized in 2022 compared to $428.5 million in 2021. The increase in revenue was primarily due to an increase in ounces of gold sold at the Öksüt Mine and higher average realized gold, copper and molybdenum prices, partially offset by a decrease in ounces of gold and pounds of copper sold at the Mount Milligan Mine and a decrease in pounds of molybdenum sold at the Molybdenum BU.
Gold production was 136,512 ounces in 2022 compared to 140,031 ounces in 2021. Gold production in 2022 included 81,821 ounces of gold from the Mount Milligan Mine, compared to 97,251 ounces in 2021, primarily due to lower mill throughput and lower gold grades, partially offset by higher recoveries. The Öksüt Mine produced 54,691 ounces of gold in 2022 compared to 42,780 ounces of gold in 2021, primarily due to higher number of ore tonnes stacked on the heap leach and higher heap leach grades.

Copper production at the Mount Milligan Mine was 37.9 million pounds in 2022 compared to 38.4 million pounds in 2021. The decrease was primarily due to lower copper grades and lower mill throughput, partially offset by higher recoveries.
The Langeloth Facility roasted and sold 4.8 million pounds and 6.1 million pounds of molybdenum, respectively, in 2022 compared to 5.4 million pounds and 6.5 million pounds, respectively, in 2021. This decrease in the molybdenum roasted was primarily due to an unplanned acid plant shutdown experienced earlier in 2022 that impacted the Langeloth Facility’s ability to roast purchased molybdenum. The decrease in molybdenum sold was primarily due to a decline in molybdenum concentrate available for roasting due to the acid plant shutdown, and lower planned sales from a change in customer base and the sales mix.

Cost of sales of $350.0 million was recognized in 2022 compared to $293.1 million in 2021. The increase was primarily due to higher production costs at the Molybdenum BU related to higher average molybdenum prices paid to obtain product inventory to be processed and inventory impairment as a result of decline in average Molybdenum prices.

Gold production costs from continuing operations were $624 per ounce in 2022 compared to $621 per ounce in 2021. The increase in gold production costs from continuing operations was primarily due to a decrease in gold sold at the Mount Milligan Mine, partially offset by an increase in gold sold at the Öksüt Mine and a decrease in gold production costs primarily due to a higher allocation of costs to copper production costs at the Mount Milligan Mine from changes in the relative market prices of gold and copper.
All-in sustaining costs on a by-product basisNG from continuing operations were $780 per ounce in 2022 compared to $617 per ounce in 2021. The increase was primarily due to a decrease in ounces of gold sold at the Mount Milligan Mine and higher corporate administration costs. Partially offsetting the increase in all-in sustaining costs on a by-product basisNG from continuing operations was an increase in ounces of gold sold at the Öksüt Mine, higher average realized copper prices and lower sustaining capital expendituresNG.
All-in costs on a by-product basisNG were $994 per ounce in 2022 compared to $742 per ounce in 2021. The increase was due to higher all-in sustaining costs on a by-product basisNG and higher exploration costs.

Exploration and development costs were $21.6 million in 2022, compared to $12.2 million in 2021. The increase was primarily due to various drilling activities and technical study work undertaken at the Goldfield Project, and brownfield exploration activities at the Mount Milligan and Öksüt Mines.

Corporate administration expenses were $23.8 million in 2022, compared to $10.8 million in 2021. The increase was primarily due to staff changes, an increase in consulting costs and software costs from various information technology projects, including the implementation of the Company-wide enterprise resource planning system, an increase in travel expenses and an increase in insurance expenses and other costs associated with the NYSE listing. In addition, there was an increase in the provision for share-based compensation as a result of the increase in the Company’s share price.
Reclamation recovery, which primarily relates to movement in the reclamation liabilities for the Company’s Molybdenum BU sites currently on care and maintenance, was $82.9 million in 2022 compared to $nil in 2021. The increase in reclamation recovery was primarily due to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows. This was partially offset by an increase in underlying future reclamation cash flows impacted by various factors, including higher inflation and change in timing of reclamation activities.
A gain on sale of $72.3 million (excluding contingent receivable consideration) was recognized in the first quarter of 2021 on the disposal of the Company’s 50% interest in the Greenstone Partnership.

Income tax expense of $31.8 million, comprising current income tax expense of $37.9 million and deferred income tax recovery of $6.1 million, was recognized in 2022, compared to an income tax expense of $9.2 million, comprising current income tax expense of $5.4 million and deferred income tax expense of $3.8 million in 2021. The increase in income tax expense was primarily due to the taxation of the Öksüt Mine’s income at the full statutory income tax rate from the full utilization of Oksut’s Investment Incentive Certificate as of the end of 2021 and net impact of foreign exchange fluctuation on monetary assets and liabilities.

Net loss from discontinued operations was $828.7 million in the six months ended June 30, 2021. Net loss from discontinued operation was primarily due to the loss on the change of control of $926.4 million recognized in the second quarter of 2021.

Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at June 30, 2022 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)			As at June 30, 2022
Instrument	Unit	Type	Q3 - Q4 2022	2023	2024	Q3 - Q4 2022	2023	2024	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.26/$1.33	$1.25/$1.31	$1.25/$1.32	$124.0 M (42%)	$200.0 M	$81.0 M	$405.0 M	(1,261)
USD/CAD forward contracts	CAD	Fixed	1.29	1.27	1.28	$88.0 M (28%)	$128.0 M	$57.0 M	$273.0 M	(1,605)
Total						$212.0 M (70%)	$328.0 M	$138.0 M	$678.0 M	(2,866)

Fuel Hedges
ULSD zero-cost collars	Barrels	Fixed	$65/$71	$73/$78	N/A	15,100 (20%)	13,500	N/A	28,600	2,021
ULSD swap contracts	Barrels	Fixed	$64	$79	$82	33,000 (42%)	44,000	15,600	92,600	5,715
Total						48,100 (62%)	57,500	15,600	121,200	7,736

Copper Hedges(1):
Copper zero-cost collars	Pounds	Fixed	$3.65/$4.78	$4.00/$4.91	$4.00/$5.06	20.1 M (65%)	22.8 M	9.9 M	52.8 M	18,134

Gold/Copper Hedges (Royal Gold deliverables):
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	12,904	N/A	N/A	12,904	(935)
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	2.7M	N/A	N/A	2.7 M	215
(1)The copper hedge ratio is based on the forecasted copper pounds sold, net of the streaming arrangement with Royal Gold.
(2)Royal Gold hedging program with a market price determined on closing of the contract.

The realized gain (loss) recorded in the consolidated statements of earnings was as follows:

	Three months ended June 30,			Six months ended June 30,
($millions)	2022	2021	% Change	2022	2021	% Change
Foreign exchange hedges	1,772	6,261	(72)%	3,665	9,941	(63)%
Fuel hedges	3,246	15,461	(79)%	5,129	18,387	(72)%
Copper hedges	—	(15,025)	(100)%	—	(24,050)	(100)%
The Company’s zero-cost copper collars are settled based on monthly average copper prices. While the daily copper price traded in a wide range, from $3.64 to $5.01 per pound, no monthly average price per pound in 2022 was below the highest floor price of $4.00 per pound or above the lowest cap price of $4.68 per pound. Consequently, the Company did not realize any gain (loss) related to copper hedges in the second quarter of 2022 or six months ended June 30, 2022 related to these financial instruments. See more details on the Company’s policy and accounting treatment in note 19 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2022.

As at June 30, 2022, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($millions)	June 30, 2022	December 31, 2021	% Change
Total Assets	2,608.4	2,676.6	(3)%
Total Liabilities	489.6	633.0	(23)%
Total Equity	2,118.8	2,043.6	4%
As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company deconsolidated the assets and liabilities of KGC, a 100%-owned subsidiary that holds the Kumtor Mine, in the Company’s consolidated statements of financial position. The assets and liabilities presented as at June 30, 2022 and December 31, 2021 do not include the Kumtor Mine.

Cash as at June 30, 2022 was $723.3 million compared to $947.2 million as at December 31, 2021. The decrease was primarily due to cash consideration of $176.7 million paid on closing for the acquisition of Goldfield Project, free cash flow NG deficit of $22.1 million and dividends paid of $24.5 million in the first half of 2022.
Amounts receivable as at June 30, 2022 were $62.2 million compared to $76.8 million at December 31, 2021. The decrease was primarily due to timing of cash collection of shipment of concentrate from the Mount Milligan Mine in late March 2022 and a negative mark-to-market adjustment on 33.8 million pounds of provisionally priced copper sold in the first half of 2022 that still awaited final price settlement as at June 30, 2022.

Total inventories at June 30, 2022 were $242.6 million compared to $221.2 million at December 31, 2021. The increase in inventories was primarily due to stored gold-in-carbon inventory being accumulated at the Öksüt Mine due to the suspension of gold room operations at the ADR plant, partially offset by a decrease in heap leach pad inventory balance at the Öksüt Mine from higher volume of solution applied to the ore tonnes stacked on the heap leach in the fourth quarter of 2021. As at June 30, 2022, there were 58,469 recoverable ounces in the stored gold-in-carbon inventory as compared to nil as at December 31, 2021.

The carrying value of PP&E as at June 30, 2022 was $1.43 billion compared to $1.27 billion as at December 31, 2021. The increase was primarily due to additions of $208.2 million of property, plant and equipment resulting from the acquisition of the Goldfield Project, partially offset by DDA of PP&E in the normal course of operations during the period.

Deferred income tax assets as at June 30, 2022 were $86.1 million compared to $101.3 million as at December 31, 2021. The decrease was primarily due to the tax effects of reversal of temporary differences between accounting and tax bases of the balances related to the Mount Milligan Mine.

Accounts payable and accrued liabilities at June 30, 2022 were $149.9 million compared to $186.8 million at December 31, 2021. The decrease was primarily due to lower amounts due to Royal Gold under the Mount Milligan Streaming Arrangement from lower copper prices as well as lower amount due on the settlement of derivatives from the payments made in 2022. In addition, there were lower accrued expenses related to the Company’s international arbitration claim against the Kyrgyz Republic, U.S. Chapter 11 proceedings relating to KGC and KOC and negotiations with the government of Kyrgyz Republic.

Income tax payable as at June 30, 2022 was $3.2 million compared to $25.3 million at December 31, 2021. The decrease was primarily due to the decrease in current income taxes on income from the Öksüt Mine from the suspension of gold room operations at ADR plant and the tax payments made during the period.

Deferred income tax liabilities as at June 30, 2022 were $37.1 million compared to $54.9 million at December 31, 2021. The decrease was primarily due to the tax effects of reversal of temporary differences between accounting and tax bases of the balances related to the Öksüt Mine, including the impact of foreign exchange rate changes on the temporary differences.

The long-term portion of the provision for reclamation as at June 30, 2022 was $233.6 million compared to $331.3 million at December 31, 2021. The decrease was primarily due to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows, partially offset by an increase in the underlying future reclamation cash flows at all of the sites due to a variety of factors, including higher short-term inflation rates, timing of reclamation activities and changes to the reclamation closure plans.

The other non-current liabilities as at June 30, 2022 were $48.2 million compared to $19.4 million at December 31, 2021. The increase was primarily due to a deferred milestone payment of $30.4 million related to the acquisition of the Goldfield Project.
Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Mount Milligan Mine Financial and Operating Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2022	2021	% Change	2022	2021	% Change
Financial Highlights:
Gold revenue	55.6	67.9	(18)%	114.1	138.3	(17)%
Copper revenue	41.5	57.0	(27)%	114.8	118.9	(3)%
Other by-product revenue	1.9	3.3	(42)%	4.1	6.5	(37)%
Total revenue	99.0	128.2	(23)%	233.0	263.7	(12)%
Production costs	69.8	60.3	16%	128.4	129.4	(1)%
Depreciation, depletion, and amortization ("DDA")	26.5	19.7	35%	49.9	42.6	17%
Earnings from mine operations	2.7	48.2	(94)%	54.7	91.7	(40)%
(Loss) earnings from operations(1)	(3.4)	42.4	(108)%	42.1	82.0	(49)%
Cash provided by mine operations	80.9	73.6	10%	101.7	163.4	(38)%
Free cash flow from mine operations(2)	57.5	50.4	14%	63.9	130.6	(51)%
Additions to property, plant and equipment	18.3	22.8	(20)%	28.0	34.9	(20)%
Capital expenditures - total(2)	20.9	20.6	1%	34.3	32.0	7%
Sustaining capital expenditures(2)	20.3	19.7	3%	32.8	31.0	6%
Non-sustaining capital expenditures(2)	0.6	0.9	(33)%	1.5	1.0	50%
Operating Highlights:
Tonnes mined (000s)	11,602	11,631	0%	22,253	22,304	0%
Tonnes ore mined (000s)	4,556	5,002	(9)%	9,548	10,124	(6)%
Tonnes processed (000s)	5,055	5,628	(10)%	10,306	10,398	(1)%
Process plant head grade gold (g/t)	0.39	0.47	(17)%	0.37	0.45	(18)%
Process plant head grade copper (%)	0.20%	0.22%	(7)%	0.21%	0.22%	(5)%
Gold recovery (%)	68.8%	65.7%	5%	68.3%	65.9%	4%
Copper recovery (%)	83.7%	78.1%	7%	82.7%	79.0%	5%
Concentrate produced (dmt)	39,015	43,639	(11)%	83,947	85,543	(2)%
Gold produced (oz) (3)	42,728	54,675	(22)%	81,821	97,251	(16)%
Gold sold (oz)(3)	41,597	51,447	(19)%	81,801	105,944	(23)%
Average realized gold price - combined ($/oz)(3)(4)	1,335	1,321	1%	1,394	1,305	7%
Copper produced (000s lbs)(3)	17,352	19,811	(12)%	37,910	38,421	(1)%
Copper sold (000s lbs)(3)	18,923	19,538	(3)%	38,372	42,321	(9)%
Average realized copper price - combined ($/lb)(3)(4)	2.19	2.92	(25)%	2.99	2.81	6%
Unit Costs:
Gold production costs ($/oz)	961	638	51%	783	657	19%
All-in sustaining costs on a by-product basis ($/oz)(2)	1,245	486	156%	641	424	51%
All-in costs on a by-product basis ($/oz)(2)(5)	1,334	550	143%	738	465	59%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)	1,286	867	48%	1,021	916	11%
Copper production costs ($/lb)	1.58	1.41	12%	1.68	1.41	19%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)	2.10	2.06	2%	2.18	1.95	12%
(1)Includes exploration costs and marketing and selling costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper sold. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(4)This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

Second Quarter 2022 compared to Second Quarter 2021

Earnings from mine operations of $2.7 million were recognized in the second quarter of 2022 compared to $48.2 million in the second quarter of 2021. The decrease was primarily due to lower copper revenue, lower gold ounces sold as well as higher DDA and production costs. Higher DDA was primarily due to the increased PP&E depreciable balance from the reversal of an impairment at in the fourth quarter of 2021.

Lower copper revenue was driven by a decline in copper prices at the end of the second quarter of 2022. At June 30, 2022, there were 33.8 million pounds of copper outstanding under contracts awaiting final settlement in future months. All these pounds were adjusted to a market price of $3.71 per pound at the end of the quarter, resulting in a reduction in copper revenue of $23.3 million from previously recorded prices.

The Company employs a copper hedging program to hedge a portion of the expected sales of copper (net of the portion attributable to the Royal Gold streaming arrangement) to manage the downside risk associated with changes to the London Metal Exchange copper price. This is mainly accomplished with zero-cost collar instruments. In the six months of 2022, no monthly average copper price in the second quarter of 2022 was below the highest floor price of $4.00 per pound or above the lowest cap price of 4.68 per pound and therefore, the Company did not realize any gain (loss) related to copper hedges. See the section Financial Instruments in this MD&A.
Cash provided by mine operations of $80.9 million was recognized in the second quarter of 2022 compared to $73.6 million in the second quarter of 2021. The increase was primarily due to a favourable working capital change, partially offset by lower gold ounces and copper pounds sold, lower average realized copper prices and higher production costs. The favourable working capital change was primarily due to the effect of timing of cash collection on concentrate shipments made in the prior period, partially offset by the effect of timing of vendor payments.

Free cash flowNG from mine operations of $57.5 million was recognized in the second quarter of 2022 compared to $50.4 million in the second quarter of 2021 primarily due to an increase in cash provided by mine operations.

During the second quarter of 2022, mining activities were carried out in phases 4, 7, and 8 of the open pit. Total tonnes mined were 11.6 million tonnes in the second quarter of 2022 and in the second quarter of 2021.

Total process plant throughput for the second quarter of 2022 was 5.1 million tonnes, averaging 55,547 tonnes per calendar day, compared to 5.6 million tonnes, averaging 61,848 tonnes per calendar day in the second quarter of 2021. The decrease in throughput in the second quarter of 2022 was primarily due to lower SAG mill runtime as a result of

SAG mill relining. No similar activities were performed in the second quarter of 2021 due to the timing of general mill shutdowns.

Gold production was 42,728 ounces in the second quarter of 2022 compared to 54,675 ounces in the second quarter of 2021 due to lower gold head grades and lower mill throughput, partially offset by higher recoveries. During the second quarter of 2022, the average gold grade and recoveries were 0.39 g/t and 69%, compared to 0.47 g/t and 66% in the second quarter of 2021. Total copper production was 17.4 million pounds in the second quarter of 2022 compared to 19.8 million pounds in the second quarter of 2021. The decrease was primarily due to lower mill throughput and lower copper head grades, partially offset by higher recoveries.

Gold production costs were $961 per ounce in the second quarter of 2022 compared to $638 per ounce in second quarter of 2021. The increase was due to higher production costs and a higher allocation of costs to gold from changes in the relative market prices of gold and copper, and a decrease in gold ounces sold. Higher production costs were primarily due to higher mill maintenance and administrative costs. Higher mill maintenance costs were primarily due to replacement of liners and contractors costs associated with the general mill shutdown which was performed in the second quarter of 2022 but not executed in the second quarter of 2021. Administrative costs were higher mainly due to an increase in salaries and wages from higher inflation, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environmental projects. In addition, while the mine was able to initially insulate itself from rising inflation in Canada and COVID-19 related supply chain issues by maintaining increased levels of supplies inventory, the inflationary pressures on input costs, including diesel fuel, grinding media, liners, and equipment spare parts have started to affect the current cost structure compared to prior periods. The impact of higher inflation on input costs was partially offset by the weakening of the Canadian dollar relative to the US dollar between the periods while the impact of diesel fuel cost pressures was partially offset by the Company’s hedging program.
Copper production costs were $1.58 per pound in the second quarter of 2022 compared to $1.41 per pound in the second quarter of 2021. The increase was primarily due to a decrease in copper sold, an increase in overall production costs as outlined above, partially offset by a lower allocation of production costs to copper from changes in the relative market prices of gold and copper.

Mount Milligan Q2 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $1,245 per ounce in the second quarter of 2022 compared to $486 per ounce in the second quarter of 2021. The increase was primarily due to higher production costs, lower ounces of gold sold and lower copper credits. The decrease in copper credits was related to lower copper revenue from a significant mark-to-market adjustment recorded in the second quarter of 2022 with no corresponding realized gain (loss) related to copper hedges as noted above.

All-in costs on a by-product basisNG were $1,334 per ounce in the second quarter of 2022 compared to $550 per ounce in the second quarter of 2021. The increase was due to higher all-in-sustaining costs as noted above and an increase in exploration expenses.

Six months ended June 30, 2022 compared to 2021

Earnings from mine operations of $54.7 million were recognized in 2022 compared to $91.7 million in 2021. The decrease was primarily due to lower gold ounces and copper pounds sold as well as higher DDA, partially offset by higher average realized gold and copper prices. Higher DDA was primarily due to the increased PP&E depreciable balance from the reversal of an impairment at in the fourth quarter of 2021.
Cash provided by mine operations of $101.7 million was recognized in 2022 compared to $163.4 million in 2021. The decrease was primarily due to a decrease in gold ounces and copper pounds sold, and an unfavourable change in working capital from the effect of timing of vendor payments, partially offset by the effect of timing of cash collection on concentrate sales. The decrease in cash provided by mine operations was partially offset by higher average realized copper and gold prices.

Free cash flowNG from mine operations of $63.9 million was recognized in 2022 compared to $130.6 million in 2021. The decrease was primarily due to lower cash provided by mine operations and an increase in sustaining capital expendituresNG related to the purchase of mining equipment, TSF development costs and the tailings pumping system project.

During the first half of 2022, mining activities were carried out in Phases 4, 7, 8 and 9 of the open pit. Total tonnes mined were 22.2 million tonnes in 2022 compared to 22.3 million tonnes mined in 2021. The slight decrease in total tonnes mined was primarily due to the availability of equipment.
The process plant throughput was 10.3 million tonnes, averaging 56,939 tonnes per calendar day, compared to 10.4 million tonnes in 2021, averaging 57,449 tonnes per calendar day. Slightly lower throughput was primarily due to primary crusher downtime, resulting in coarser feed to the SAG mill during the second quarter of 2022.

Gold production was 81,821 ounces in 2022 compared to 97,251 ounces in 2021. The decrease was due to lower gold grades, partially offset by higher recoveries. During 2022, the average gold grade was 0.37 g/t and recoveries were 68% compared to 0.45 g/t and 66% in 2021. Total copper production was 37.9 million pounds in 2022 compared to 38.4 million pounds in 2021. The decrease was primarily due to lower copper grades, partially offset by higher recoveries.
Gold production costs were $783 per ounce in 2022 compared to $657 per ounce in 2021. The increase was primarily due to a decrease in gold ounces sold, partially offset by a higher allocation of production costs to copper from changes in the relative market prices of gold and copper.

Copper production costs were $1.68 per pound in 2022 compared to $1.41 per pound in 2021, primarily as a result of a decrease in copper pounds sold and a higher allocation of production costs to copper, due to the changes in the relative market prices of gold and copper.
Mount Milligan YTD All-in sustaining costs on a by-product basis per ounceNG ($/oz)
All-in sustaining costs on a by-product basisNG were $641 per ounce for 2022 compared to $424 per ounce in 2021. The increase was primarily due to lower gold ounces and copper pounds sold.

All-in costs on a by-product basisNG were $738 per ounce in 2022 compared to $465 per ounce in 2021. The increase was due to higher all-in sustaining costs on a by-product basisNG and higher exploration expenses.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020.
As outlined in the Recent Events and Developments section in this MD&A above, the Öksüt Mine suspended gold doré bar production at the Öksüt Mine in early March 2022 due to mercury having been detected in the gold room at the ADR plant. As the suspension of gold room operations continued into the second quarter of 2022, some of the results for the three and six months ended of 2022 might not be directly comparable to the corresponding prior periods. The Company continued to mine and leach ore and process it through to gold-in-carbon form during the second quarter of 2022. Gold-in-carbon ounces are stored onsite for eventual processing through the final stages of the ADR plant into gold doré. Subsequent to quarter-end, the Company is suspending stacking and leaching activities in August 2022.
Öksüt Mine Financial and Operating Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2022	2021	% Change	2022	2021	% Change
Financial Highlights:
Revenue	—	26.6	(100)%	101.6	76.5	33%
Production costs	—	6.7	(100)%	21.1	22.8	(7)%
Depreciation, depletion, and amortization ("DDA")	—	3.4	(100)%	12.6	13.1	(4)%
Earnings from mine operations	—	16.6	(100)%	67.9	40.6	67%
(Loss) earnings from operations(1)	(1.5)	16.1	(109)%	66.0	39.8	66%
Cash (used in) provided by mine operations	(51.2)	8.1	(732)%	12.4	40.1	(69)%
Free cash flow (deficit) from mine operations(2)	(55.4)	1.6	(3563)%	6.0	27.4	(78)%
Additions to property, plant and equipment	5.6	6.5	(13)%	5.1	12.2	(58)%
Capital expenditures - total(2)	4.2	6.5	(35)%	6.3	12.1	(48)%
Sustaining capital expenditures(2)	4.2	6.3	(33)%	6.3	11.6	(46)%
Non-sustaining capital expenditures(2)	—	0.2	(100)%	—	0.5	(100)%
Operating Highlights:
Tonnes mined (000s)	3,183	4,085	(22)%	5,983	7,365	(19)%
Tonnes ore mined (000s)	2,395	959	150%	3,961	1,462	171%
Ore mined - grade (g/t)	1.95	0.80	144%	1.82	0.82	122%
Ore crushed (000s)	1,046	958	9%	1,957	1,484	32%
Tonnes of ore stacked (000s)	1,046	959	9%	2,009	1,484	35%
Heap leach grade (g/t)	1.90	0.81	135%	1.75	0.81	116%
Heap leach contained ounces stacked	63,860	24,764	158%	112,971	38,828	191%
Gold produced (oz)	—	15,179	(100)%	54,691	42,780	28%
Stored gold-in-carbon inventory (oz)(4)	58,469	—	100%	58,469	—	100%
Gold sold (oz)	—	15,195	(100)%	54,704	42,780	28%
Average realized gold price ($/oz)(3)	—	1,753	(100)%	1,857	1,789	4%
Unit Costs:
Gold production costs ($/oz)	n/a	489	0%	386	533	(28)%
All-in sustaining costs on a by-product basis ($/oz)(2)	n/a	941	0%	554	852	(35)%
All-in costs on a by-product basis ($/oz)(2)	n/a	977	0%	585	880	(34)%

(1)Includes exploration costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.
(4)Represents a subset of the balance of recoverable ounces in the ADR inventory as at June 30, 2022.

Second Quarter 2022 compared to Second Quarter 2021

No earnings from mine operations were reported in the second quarter of 2022 due to no ounces of gold sold due to the suspension of gold room operations at the ADR plant. Earnings from mine operations were $16.6 million in the second quarter of 2021.

Cash used in mine operations of $51.2 million was recognized in the second quarter of 2022, compared to cash provided by mine operations of $8.1 million in the second quarter of 2021. The decrease was primarily due to no ounces of gold sold, an unfavourable working capital change from the effect of timing of vendor payments and higher cash taxes paid. The higher cash taxes paid were primarily due to a withholding tax expense incurred on a dividend distribution and taxation at the full statutory income tax rate, due to the full utilization of Öksüt’s Investment Incentive Certificate as of the end of 2021, and the recognition of taxable gains from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income.

Free cash flow deficit from mine operationsNG of $55.4 million was recognized in the second quarter of 2022, compared to the free cash flow from mining operationsNG of $1.6 million in the second quarter of 2021. The decrease was primarily due to a decrease in cash provided by mine operations partially offset by lower sustaining capital expendituresNG mainly from lower capitalized stripping costs.

Mining activities in the second quarter of 2022 were carried out in phase 4 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 3.2 million tonnes in the second quarter of 2022 compared to 4.1 million tonnes in the second quarter of 2021. The decrease in tonnes mined was primarily due to higher downtime in the pit as a result of bad weather conditions, such as heavy fog, poor visibility and snow.

Processing activities in the second quarter of 2022 were focused on the preparation, stacking and irrigation of the heap leach pad. In the second quarter of 2022 the Öksüt Mine stacked 1.0 million tonnes at an average grade of 1.90 g/t, containing 63,860 ounces of gold, compared to 1.0 million tonnes stacked at an average grade of 0.81 g/t, containing 24,764 ounces of gold in the second quarter of 2021. The increase in contained ounces stacked in the second quarter of 2022 was primarily due to ore mined from a portion of the Keltepe pit with higher grade mineralization.

No gold production was reported in the second quarter of 2022 due to the suspension of gold room operations at the ADR plant. Gold production in the second quarter of 2021 was 15,179 ounces. No gold production costs were reported in the second quarter of 2022 due to no ounces of gold sold. Gold production costs per ounce were $489 in the second quarter of 2021.

During second quarter of 2022, mining, stockpiling, crushing, stacking and leaching activities continued at the site, gold material inventory was being accumulated in carbon and stored in bags onsite. As at June 30, 2022, there were 58,469 recoverable ounces in the stored gold-in-carbon inventory as compared to nil as at December 31, 2021. These stored gold-in-carbon recoverable ounces represent additional ounces to the 54,691 ounces produced as gold doré prior to the suspension of gold room operations at the ADR plant.

As at June 30, 2022, the weighted average cost in inventory per recoverable ounce, which excludes the royalty costs, was $444 as compared to $500 as at December 31, 2021. The weighted average cost in inventory per recoverable ounce includes an attributable portion of mining costs and an attributable portion of DDA capitalized to production inventory.

ADR plant inventory	June 30, 2022	December 31, 2021
Weighted average mining cost in inventory per recoverable ounce	$231	$251
Weighted average DDA in inventory per recoverable ounce	213	249
Weighted average cost in inventory per recoverable ounce	$444	$500

The decrease in the weighted average mining cost in inventory per recoverable ounce between June 30, 2022 and December 31,2021 was primarily due to higher ore tonnes mined and lower production costs from the weakening of the Turkish lira relative to the US dollar, partially offset by the impact of high rate of inflation in Türkiye. The weighted-average mining cost in inventory per recoverable ounce was in line with the Company’s expected cost profile for the year, and has not been significantly affected by the suspension of gold room operations at the ADR plant. In the second quarter of 2022, the Company did not experience any significant impact on the operation of the Öksüt Mine from the Russian invasion in Ukraine as no critical consumables or reagents are sourced directly from Ukraine or Russia. Certain reagents and consumables may be indirectly impacted by the Russian invasion in Ukraine in the future, and the Company continues to monitor for any impact on operations.

All-in sustaining costs on a by-product basisNG or all-in costs on a by-product basisNG per ounce were not reported in the second quarter of 2022 as no ounces of gold were sold. All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG in the second quarter of 2021 were $941 and $977 per ounce, respectively.
Six months ended June 30, 2022 compared to 2021

Earnings from mine operations were $67.9 million in 2022 compared with $40.6 million in 2021. The increase was primarily due to an increase in ounces of gold sold, higher average realized gold prices and slightly lower production costs.

Cash provided by mine operations was $12.4 million in 2022 compared with $40.1 million in 2021. The decrease was primarily due to higher cash taxes paid, partially offset by an increase in ounces of gold sold and higher average realized gold prices. The higher cash taxes paid were primarily due to a withholding tax expense incurred on a dividend distribution and taxation at the full statutory income tax rate due to the full utilization of Öksüt’s Investment Incentive

Certificate as of the end of 2021 and the recognition of taxable gains from the effect of foreign exchange rate changes on monetary assets and liabilities.

Free cash flowNG from mine operations was $6.0 million in 2022 compared with $27.4 million in 2021. The decrease was primarily due to lower cash provided by mine operations partially offset by lower sustaining capital expenditures mainly from lower capitalized stripping costs.

Mining activities in 2022 were carried out in phase 4 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 6.0 million tonnes during the first six months of 2022 compared to 7.4 million tonnes in the first six months of 2021. The decrease in tonnes mined was primarily due to higher downtime in the pit as a result of bad weather conditions, such as heavy fog, poor visibility and snow.

Processing activities in 2022 were focused on the preparation, stacking and irrigation of the heap leach pad, with 2.0 million tonnes stacked at an average grade of 1.75 g/t containing 112,971 ounces of gold compared with 1.5 million tonnes stacked in the first six months of 2021 at an average grade of 0.81 g/t containing 38,828 ounces of gold. The increase in ore tonnes and contained ounces stacked in the first six months of 2022 was primarily due to the lower strip ratio, resulting in a higher number of tonnes of ore mined and stacked. In addition, tonnes of ore stacked in the first six months of 2022 were sourced from a portion of the Keltepe pit with higher grade mineralization.

Gold production was 54,691 ounces in 2022 compared to 42,780 ounces in 2021, primarily due to higher number of ore tonnes stacked on the heap leach pad and higher grade of ore stacked.

Gold production costs were $386 per ounce in 2022 compared with $533 per ounce in 2021. The decrease was primarily due to an increase in ounces of gold sold and lower production costs. The decrease in production costs was primarily due to the weakening of the Turkish lira relative to the US dollar and capitalization of all mining, processing and administrative costs incurred in the second quarter of 2022 to production inventory as no gold ounces were sold. This was partially offset by higher royalty costs from an increase in average realized gold prices and the royalty rate used in the calculation of royalties payable. In addition, the increase in production costs was due to higher mining contractor costs from higher fuel prices, lower strip ratio, resulting in a lower portion of mining costs being capitalized, higher processing costs from an increase in tonnes of ore stacked on the heap leach and higher community and social spending. In 2022, the Company did not experience significant impact on the operation of the Öksüt Mine from the Russian invasion in Ukraine as the no critical consumables or reagents are sourced directly from Ukraine or Russia.
All-in sustaining costs on a by-product basisNG were $554 per ounce in 2022 compared with $852 per ounce in 2021. The decrease was primarily due to lower production costs, increase in ounces of gold sold and lower sustaining capital expendituresNG.

All-in costs on a by-product basisNG were $585 per ounce in 2022 compared with $880 per ounce in 2021. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG, partially offset by higher exploration costs.
Molybdenum Business Unit
The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia. The Thompson Creek Mine can operate a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility.
Molybdenum BU Financial and Operating Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2022	2021	% Change	2022	2021	% Change
Financial Highlights:
Molybdenum revenue	65.6	45.6	44%	123.8	84.3	47%
Other revenue	3.0	1.9	58%	4.4	4.0	10%
Total revenue	68.6	47.5	44%	128.2	88.3	45%
Production costs	70.5	45.7	54%	135.0	81.9	65%
Depreciation, depletion, and amortization ("DDA")	1.5	1.6	(6)%	2.9	3.3	(12)%
(Loss) earnings from mine operations	(3.4)	0.2	(1800)%	(9.7)	3.1	(413)%
Care and maintenance costs - Molybdenum mines	4.3	3.5	23%	8.0	6.7	19%
Reclamation recovery	(40.9)	10.8	(479)%	(82.9)	0.1	(83000)%
Other operating expenses	0.4	0.7	(43)%	0.9	1.3	(31)%
Net earnings (loss) from operations	32.9	(14.8)	(322)%	64.3	(5.0)	(1386)%
Cash used in operations	(6.1)	(1.0)	510%	(25.9)	(7.8)	232%
Free cash flow deficit from operations(1)	(6.1)	(1.2)	408%	(26.2)	(8.6)	205%
Additions to property, plant and equipment	0.2	0.2	0%	0.4	0.9	(56)%
Total capital expenditures(1)	0.2	0.2	0%	0.6	0.9	(33)%
Operating Highlights:
Mo purchased (lbs)	2,949	2,557	15%	5,972	5,352	12%
Mo roasted (lbs)	3,627	2,697	34%	4,765	5,356	(11)%
Mo sold (lbs)	3,229	3,176	2%	6,116	6,485	(6)%
Average market Mo price ($/lb)	18.38	14.48	27%	18.73	12.90	45%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Second Quarter 2022 compared to Second Quarter 2021

Net earnings from operations of $32.9 million were recognized in the second quarter of 2022 compared to net loss of $14.8 million in the second quarter of 2021. The increase in net earnings from operations was mainly from a reclamation recovery due to an increase in the risk-free interest rates applied to the underlying future reclamation cash flows, partially offset by a loss from mine operations. The loss from mine operations was primarily due to higher average molybdenum prices paid to obtain product inventory to be processed and the effect of higher production costs from the mix of products produced and sold in the period. In addition, impairment losses were recorded within production costs to reduce the carrying value of inventories to their net realizable value as a result of decline in average market molybdenum prices at the end of the period. The market molybdenum price as at June 30, 2022 was $17.29 per pound.

Cash used in operations of $6.1 million was recognized in the second quarter of 2022, compared to cash used in operations of $1.0 million in the second quarter of 2021. The increase in cash used in operations is primarily due to the loss from operations, other than the impairment losses. The overall increase in cash used in operations was partially offset by a favourable working capital movement from the effect of timing of cash collection on molybdenum concentrate sales. The total working capital balance of the Molybdenum BU was $136.4 at June 30, 2022 compared to $139.7 at March 31, 2022.

Free cash flow deficit from operationsNG of $6.1 million was recognized in the second quarter of 2022, compared to free cash flow deficit from operationsNG of $1.2 million in the second quarter of 2021. The increased deficit was primarily due to higher cash used in operations as noted above.
The Langeloth Facility roasted and sold 3.6 million pounds and 3.2 million pounds of molybdenum, respectively, in the second quarter of 2022, compared to 2.7 million pounds and 3.2 million pounds, respectively in the second quarter of 2021. This increase in the molybdenum roasted was primarily due to increased roasting activity to make up for an unplanned acid plant shutdown in the first quarter of 2022 that impacted the Facility’s ability to roast purchased molybdenum.
Six months ended June 30, 2022 compared to 2021

Net earnings from operations of $64.3 million were recognized in 2022 compared to net loss from operations of $5.0 million in 2021. The increase in net earnings from operations was mainly from a reclamation recovery primarily due to an increase in the risk-free interest rates applied to the underlying future reclamation cash flows, partially offset by an increase in loss from mine operations. An increase in loss from mine operations was primarily due to higher average molybdenum prices paid to obtain product inventory to be processed, higher maintenance costs associated with an unplanned acid plant shutdown extending for longer than one month in the first quarter of 2021 and the effect of higher unit costs from the mix of products produced and sold in the period. In addition, impairment losses were recorded within production costs to reduce the carrying value of inventories to their net realizable value as a result of decline in average market molybdenum prices at the end of the period.
Cash used in operations was $25.9 million in 2022 compared to cash used in operations of $7.8 million in 2021. The increase in cash used in operations was primarily due to lower sales margins, higher maintenance costs associated with an unplanned acid plant shutdown extending for longer than one month early in 2022 and an unfavourable working capital movement from cash collection on molybdenum concentrate sales.
In 2022, site management developed a streamlined business plan to eliminate up to $8.0 million in annual operating costs and reduce working capital balances. The revised business plan is in the process of being implemented, with reduction in working capital balances expected to be realized by the end of 2022. The Company continues to evaluate different strategic options for the Molybdenum BU.
Free cash flow deficit from operationsNG of $26.2 million was recognized in 2022 compared to $8.6 million in 2021, primarily due to lower cash provided by operations, as noted above.
The Langeloth Facility roasted and sold 4.8 million pounds and 6.1 million pounds of molybdenum, respectively, in 2022 compared to 5.4 million pounds and 6.5 million pounds, respectively, in 2021. The decrease in the molybdenum roasted was primarily due to lower roasting capability due to acid plant shutdown. The decrease in the molybdenum sold was primarily due to a decline in molybdenum concentrate available for roasting due to the acid plant shutdown, as noted above, and lower planned sales from a change in customer base and the sales mix.
Discontinued Operations
Kumtor Mine
As a result of the loss of control, the Kumtor Mine was reclassified as a discontinued operation in the second quarter of 2021. Consequently, the Company is presenting no financial and operating results pertaining to the first six months of 2022.
Kumtor Mine Financial and Operating Results

($millions, except as noted)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Financial Highlights:
Revenue	—	88.5	—	264.1
Production costs	—	24.3	—	72.6
Depreciation, depletion and amortization	—	19.4	—	57.9
Earnings from mine operations	—	44.8	—	133.6
Loss on the change of control of the Kumtor Mine	—	(926.4)	—	(926.4)
Net earnings from discontinued operations	—	(884.7)	—	(828.7)
Cash provided by operating activities from discontinued operations	—	77.1	—	143.9
Cash used in investing activities from discontinued operations	—	27.4	—	96.1
Net cash flow from discontinued operations	—	49.7	—	47.8
Free cash flow from discontinued operations(1)	—	49.6	—	53.7
Operating Highlights:
Tonnes mined (000s)	—	25,052	—	74,261
Tonnes ore mined (000s)	—	413	—	1,298
Tonnes processed (000s)	—	748	—	2,343
Process plant head grade (g/t)	—	2.77	—	2.52
Gold recovery (%)(2)	—	71.9%	—	71.5%
Gold produced (oz)	—	49,661	—	139,830
Gold sold (oz)	—	49,363	—	147,800
Unit Costs:
Gold production costs ($/oz)	—	492	—	491
All-in sustaining costs on a by-product basis ($/oz)(1)	—	950	—	929
All-in costs on a by-product basis ($/oz)(1)	—	1,349	—	1,414
(1)Non-GAAP measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)Metallurgical recoveries are based on recovered gold, not produced gold.

Sale of Interest in Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership with final cash consideration received of $210.0 million, net of adjustments, and recognized an initial gain on sale of $72.3 million (excluding any contingent consideration). Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction and thus the initial contingency payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. As a result, the Company recognized an additional gain on the sales of its interest in the Greenstone Partnership of $25.0 million in the fourth quarter of 2021.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of June 30, 2022 due to significant uncertainty associated with the Greenstone project.
Quarterly Results – Previous Eight Quarters
As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company’s consolidated financial results. Accordingly, the quarterly results presented below were updated retrospectively to reflect the impact of discontinued operations accounting.

$millions, except per share data	2022		2021				2020
quarterly data unaudited	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	168	295	251	221	202	226	212	251
Net (loss) earnings from continuing operations(1)	(3)	89	275	28	33	111	31	82
Basic (loss) earnings per share - continuing operations	(0.01)	0.30	0.93	0.09	0.11	0.37	0.10	0.28
Diluted (loss) earnings per share - continuing operations	(0.01)	0.30	0.92	0.09	0.10	0.36	0.10	0.26
Net (loss) earnings(2)	(3)	89	275	28	(852)	167	95	206
Basic (loss) earnings per share(2)	(0.01)	0.30	0.93	0.09	(2.87)	0.57	0.32	0.70
Diluted (loss) earnings per share(2)	(0.01)	0.30	0.92	0.09	(2.87)	0.55	0.32	0.68
(1)Net earnings from continuing operations in Q4 2021 reflects the impact of impairment reversal at the Mount Milligan Mine.
(2)Net loss in Q2 2021 reflects the impact of derecognition of the Kumtor Mine.

Related Party Transactions
Kyrgyzaltyn
The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Gross gold and silver sales to Kyrgyzaltyn	—	$88,847	$—	$265,407
Deduct: refinery and financing charges	—	(307)	—	(1,248)
Net revenue received from Kyrgyzaltyn(1)	—	$88,540	$—	$264,159
(1)Presented in results from discontinued operations.
Sojitz Corporation
The Endako Mine is operated as a joint operation between the Company, holding a 75% interest, and Sojitz Corporation (“Sojitz”), a Japanese company, holding a 25% interest. The Langeloth Facility which is part of the Molybdenum BU segment sells refined molybdenum concentrate product to Sojitz.

The breakdown of the Company’s transactions in the normal course of business with Sojitz is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Sales to Sojitz	$7,402	$8,401	$9,600	$11,500
Deduct: commission charges	—	(108)	(22)	(165)
Revenue(1)	$7,402	$8,293	$9,578	$11,334
(1)Amount receivable from Sojitz as at June 30, 2022 was $2.9 million (December 31, 2021 - $2.6 million).
Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2022 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2021.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in Note 4 of the consolidated financial statements for the year ended December 31, 2021.

Accounting Policies and Changes

The accounting policies applied in the condensed consolidated interim financial statements for the three and six months ended June 30, 2022 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2021, with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2022.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting
The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design of these DC&P and ICFR was effective throughout the six months of 2022.

Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
As a result of the seizure of the Kumtor Mine by the Kyrgyz Republic on May 15, 2021 and the loss of control of the mine, the Company presented the results from the Kumtor Mine as a discontinued operation, separate from the Company’s continuing operations. Consequently, the following non-GAAP financial measures were added in this MD&A: adjusted net (loss) earnings from continuing operations; free cash flow (deficit) from continuing operations and adjusted free cash flow (deficit) from continuing operations, and the following non-GAAP ratio was added in this MD&A: adjusted net (loss) earnings from continuing operations per common share (basic and diluted). These measures are calculated in a similar fashion as the equivalent non-GAAP financial measures and ratios presented on a total basis, inclusive of both continuing operations and discontinued operations.

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue (added in the current period and applied retrospectively to the previous period). When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. All-in sustaining costs on a by-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the second quarter and first half of 2022, 609 pounds and 466 pounds, respectively, of copper were equivalent to one ounce of gold. All-in sustaining costs on a co-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis. exploration and study costs, non-sustaining capital expenditures, care and maintenance and predevelopment costs. All-in costs on a by-product basis per ounce for the Kumtor Mine include revenue-based taxes. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Adjusted net (loss) earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings and comprehensive income for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Adjusted net (loss) earnings from continuing operations is a non-GAAP financial measure calculated by adjusting net earnings from continuing operations as recorded in the consolidated statements of earnings and comprehensive income for items not associated with continuing operations. This measure adjusts for the impact of items not associated with continuing operations. A reconciliation of adjusted net earnings from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of continuing operations of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) from continuing operations is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
•Free cash flow from discontinued operations is a non-GAAP financial measure calculated as cash provided by operating activities from discontinued operations less property, plant and equipment additions associated with discontinued operations. A reconciliation of free cash flow from discontinued operations to the nearest IFRS measures is set out below.
•Adjusted free cash flow (deficit) from operations is a non-GAAP financial measure calculated as free cash flow adjusted for items not associated with ongoing operations. A reconciliation of adjusted free cash flow from operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash from ongoing operations available to reinvest in the Company and allocate for shareholder returns.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit Facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended June 30,
	Consolidated(2)		Mount Milligan		Öksüt		Kumtor(3)
(Unaudited - $millions, unless otherwise specified)	2022	2021	2022	2021	2022	2021	2022	2021
Production costs attributable to gold	40.0	39.5	40.0	32.8	—	6.7	—	24.3
Production costs attributable to copper	29.8	27.5	29.8	27.5	—	—	—	—
Total production costs excluding molybdenum segment, as reported	69.8	67.0	69.8	60.3	—	6.7	—	24.3
Adjust for:
Third party smelting, refining and transport costs	3.0	3.6	3.0	2.8	—	0.8	—	0.3
By-product and co-product credits	(43.5)	(60.2)	(43.5)	(60.2)	—	—	—	(0.9)
Community costs related to current operations	—	—	—	—	—	—	—	0.9
Adjusted production costs	29.3	10.4	29.3	2.9	—	7.5	—	24.6
Corporate general administrative and other costs	11.7	6.5	0.4	0.8	—	—	—	—
Reclamation and remediation - accretion (operating sites)	2.1	0.8	0.6	0.4	1.5	0.4	—	0.1
Sustaining capital expenditures	24.5	26.0	20.2	19.7	4.2	6.3	—	22.3
Sustaining leases	1.4	1.4	1.3	1.2	0.1	0.2	—	—
All-in sustaining costs on a by-product basis	69.0	45.1	51.8	25.0	5.8	14.4	—	47.0
Revenue-based taxes	—	—	—	—	—	—	—	12.4
Exploration and study costs	13.4	7.6	3.1	2.4	1.2	0.4	—	3.0
Non-sustaining capital expenditures(1)	1.0	1.1	0.6	0.9	—	0.2	—	4.3
Care and maintenance and other costs	3.2	2.9	—	—	0.1	—	—	—
All-in costs on a by-product basis	86.6	56.7	55.5	28.3	7.1	15.0	—	66.7
Ounces sold (000s)	41.6	66.6	41.6	51.4	—	15.2	—	49.4
Pounds sold (millions)	18.9	19.5	18.9	19.5	—	—	—	—
Gold production costs ($/oz)	961	593	961	638	n/a	441	—	492
All-in sustaining costs on a by-product basis ($/oz)	1,659	676	1,245	486	n/a	947	—	950
All-in costs on a by-product basis ($/oz)	2,082	851	1,334	550	n/a	985	—	1,349
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,699	970	1,286	867	n/a	947	—	950
Copper production costs ($/pound)	1.58	1.41	1.58	1.41	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.10	2.06	2.10	2.06	n/a	n/a	n/a	n/a
(1)Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current quarter, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.
(2)Presented on a continuing operations basis, excluding the results from the Kumtor Mine.
(3)Results from the period ended June 30, 2021 from the Kumtor Mine are prior to the seizure of the mine on May 15, 2021.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Six months ended June 30,
	Consolidated(2)		Mount Milligan		Öksüt		Kumtor(3)
(Unaudited - $millions, unless otherwise specified)	2022	2021	2022	2021	2022	2021	2022	2021
Production costs attributable to gold	85.2	92.4	64.0	69.6	21.1	22.8	—	72.6
Production costs attributable to copper	64.4	59.8	64.4	59.8	—	—	—	—
Total production costs excluding molybdenum segment, as reported	149.6	152.2	128.4	129.4	21.1	22.8	—	72.6
Adjust for:
Third party smelting, refining and transport costs	6.2	6.5	6.0	5.7	0.2	0.8	—	1.2
By-product and co-product credits	(119.0)	(125.4)	(119.0)	(125.4)	—	—	—	—
Community costs related to current operations	—	—	—	—	—	—	—	2.6
Adjusted production costs	36.8	33.3	15.4	9.7	21.3	23.6	—	76.4
Corporate general administrative and other costs	24.0	11.5	0.5	1.0	—	—	—	—
Reclamation and remediation - accretion (operating sites)	3.6	1.7	1.1	0.9	2.5	0.8	—	0.3
Sustaining capital expenditures	39.2	42.6	32.8	31.0	6.4	11.6	—	60.6
Sustaining lease payments	2.9	2.6	2.6	2.3	0.3	0.3	—	—
All-in sustaining costs on a by-product basis	106.5	91.7	52.4	44.9	30.5	36.3	—	137.3
Revenue-based taxes	—	—	—	—	—	—	—	37.0
Exploration and study costs	21.6	11.1	6.5	3.3	1.7	0.7	—	8.8
Non-sustaining capital expenditures(1)	1.8	1.5	1.5	1.0	—	0.5	—	25.9
Care and maintenance and other costs	5.8	6.1	—	—	0.1	—	—	—
All-in costs on a by-product basis	135.7	110.4	60.4	49.2	32.3	37.5	—	209.0
Ounces sold (000s)	136.5	148.7	81.8	105.9	54.7	42.8	—	147.8
Pounds sold (millions)	38.4	42.3	38.4	42.3	—	—	—	—
Gold production costs ($/oz)	624	621	783	657	386	533	—	491
All-in sustaining costs on a by-product basis ($/oz)	780	617	641	424	557	848	—	929
All-in costs on a by-product basis ($/oz)	994	742	738	465	590	876	—	1,414
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,008	916	1,021	916	557	848	—	929
Copper production costs ($/pound)	1.68	1.41	1.68	1.41	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.18	1.95	2.18	1.95	n/a	n/a	n/a	n/a
(1)Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.
(2)Presented on a continuing operations basis, excluding the results from the Kumtor Mine.
(3)Results from the period ended June 30, 2021 from the Kumtor Mine are prior to the seizure of the mine on May 15, 2021.

Adjusted net (loss) earnings is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2022	2021	2022	2021
Net (loss) earnings	$(2.6)	$(851.7)	$86.8	$(684.2)
Adjust for items not associated with ongoing operations:
Loss of control of the Kumtor Mine	—	926.4	—	926.4
Kumtor Mine legal costs and other related costs	3.2	8.1	9.7	8.1
Gain from the discontinuance of Kumtor Mine hedge instruments	—	(15.3)	—	(15.3)
Gain on the sale of Greenstone property	—	—	—	(72.3)
Reclamation (recovery) expense at sites on care and maintenance	(41.1)	10.8	(83.1)	(0.1)
Income tax adjustments(1)	4.3	—	6.8	—
Adjusted net (loss) earnings	$(36.2)	$78.3	$20.2	$162.6

Net (loss) earnings per share - basic	$(0.01)	$(2.87)	$0.29	$(2.31)
Net (loss) earnings per share - diluted	$(0.01)	$(2.87)	$0.28	$(2.31)
Adjusted net (loss) earnings per share - basic	$(0.12)	$0.26	$0.07	$0.55
Adjusted net (loss) earnings per share - diluted	$(0.12)	$0.26	$0.07	$0.55
(1)Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes.
Adjusted net (loss) earnings from continuing operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2022	2021	2022	2021
Net (loss) earnings from continuing operations	$(2.6)	$33.0	$86.8	$144.5
Adjust for items not associated with ongoing operations:
Kumtor Mine litigation and other related costs	3.2	6.1	9.7	6.1
Gain on the sale of Greenstone property	—	—	—	(72.3)
Reclamation (recovery) expense at sites on care and maintenance	(41.1)	10.8	(83.1)	(0.1)
Income tax adjustments(1)	4.3	—	6.8	—
Adjusted net (loss) earnings from continuing operations	$(36.2)	$49.9	$20.2	$78.2

Net (loss) earnings from continuing operations per share - basic	$(0.01)	$0.11	$0.29	$0.49
Net (loss) earnings from continuing operations per share - diluted	$(0.01)	$0.11	$0.28	$0.47
Adjusted net (loss) earnings from continuing operations per share - basic	$(0.12)	$0.17	$0.07	$0.26
Adjusted net (loss) earnings from continuing operations per share - diluted	$(0.12)	$0.17	$0.07	$0.24
(1) Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes.

Free cash flow (deficit) from continuing operations and adjusted free cash flow (deficit) from continuing operations are non-GAAP financial measures and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Cash (used in) provided by operating activities from continuing operations(1)	$(3.5)	$60.3	$80.9	$73.6	$(51.2)	$8.1	$(6.1)	$(1.0)	$(27.1)	$(20.4)
Adjust for:
Additions to property, plant & equipment from continuing operations(1)	(27.7)	(29.6)	(23.4)	(23.2)	(4.2)	(6.5)	—	(0.2)	(0.1)	0.3
Free cash flow (deficit) from continuing operations	$(31.2)	$30.7	$57.5	$50.4	$(55.4)	$1.6	$(6.1)	$(1.2)	$(27.2)	$(20.1)
Adjust for:
Kumtor Mine legal and other related costs	4.9	4.6	—	—	—	—	—	—	4.9	4.6
Adjusted free cash flow (deficit) from continuing operations	$(26.3)	$35.3	$57.5	$50.4	$(55.4)	$1.6	$(6.1)	$(1.2)	$(22.3)	$(15.5)
(1)As presented in the Company’s consolidated statements of cash flows.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Cash provided by (used in) operating activities from continuing operations(1)	$24.8	$146.7	$101.7	$163.4	$12.4	$40.1	$(25.9)	$(7.8)	$(63.4)	$(49.0)
Adjust for:
Additions to property, plant & equipment at continuing operations(1)	(46.9)	(48.0)	(37.8)	(32.8)	(6.4)	(12.7)	(0.3)	(0.8)	(2.4)	(1.7)
Free cash flow (deficit) from continuing operations	$(22.1)	$98.7	$63.9	$130.6	$6.0	$27.4	$(26.2)	$(8.6)	$(65.8)	$(50.7)
Adjust for:
Kumtor Mine legal and other related costs	14.9	4.6	—	—	—	—	—	—	14.9	4.6
Adjusted free cash flow from continuing operations	$(7.2)	$103.3	$63.9	$130.6	$6.0	$27.4	$(26.2)	$(8.6)	$(50.9)	$(46.1)
(1)As presented in the Company’s consolidated statements of cash flows.
Free cash flow from discontinued operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash provided by operating activities from discontinued operations(1)	—	$77.1	$—	$143.9
Adjust for:
Additions to property, plant & equipment from discontinued operations(1)	—	(27.5)	—	(90.2)
Free cash flow from discontinued operations	—	$49.6	$—	$53.7
(1)As presented in the Company’s consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Additions to PP&E(1)	$25.3	$33.3	$18.3	$22.8	$5.6	$6.5	$0.2	$0.2	$1.2	$3.8
Adjust for:
Costs capitalized to the ARO assets	1.9	(5.5)	2.2	(1.7)	(0.7)	—	—	—	(0.9)	(3.8)
Costs capitalized to the ROU assets	—	(0.2)	—	—	(0.2)	(0.1)	—	—	—	—
Other(2)	(1.5)	(0.3)	0.4	(0.6)	(0.5)	—	—	—	0.1	0.1
Capital expenditures	$25.7	$27.3	$20.9	$20.6	$4.2	$6.3	$0.2	$0.2	$0.4	$0.2
Sustaining capital expenditures	24.7	26.0	20.3	19.7	4.2	6.1	0.2	0.2	—	—
Non-sustaining capital expenditures	1.0	1.3	0.6	0.9	—	0.2	—	—	—	0.2
(1)As presented in the note 20 of the Company’s condensed consolidated interim financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Additions to PP&E(1)	$235.4	$49.2	$28.0	$34.9	$5.1	$12.2	$0.4	$0.9	$201.9	$1.2
Adjust for:
Costs capitalized to the ARO assets	15.3	(2.0)	5.9	(0.9)	1.2	—	—	—	6.8	(1.1)
Costs capitalized to the ROU assets	(0.2)	(0.9)	—	(0.7)	(0.2)	(0.1)	—	—	—	—
Costs relating to the acquisition of Goldfield Project	(208.2)	—	—	—	—	—	—	—	(208.2)	—
Other(2)	(0.7)	(1.0)	0.4	(1.3)	0.2	0.0	0.2	—	(0.1)	0.2
Capital expenditures	$41.7	$45.3	$34.3	$32.0	$6.3	$12.1	$0.6	$0.9	$0.5	$0.3
Sustaining capital expenditures	39.8	43.5	32.8	31.0	6.3	11.6	0.6	0.9	0.1	—
Non-sustaining capital expenditures	1.9	1.8	1.5	1.0	—	0.5	—	—	0.4	0.3
(1)As presented in the note 20 of the Company’s condensed consolidated interim financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Qualified Person & QA/QC – Non-Exploration (including Production information)

The production information and other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Projects and Andrey Shabunin, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Director of Mining, who are both qualified persons for the purpose of NI 43-101. Unless otherwise noted below, sample preparation, analytical techniques, laboratories used and quality assurance and quality control protocols are done consistent with industry standards and independent certified assay labs are used.

The Mount Milligan Mine is described in a NI 43-101-compliant technical report dated March 26, 2020 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in a NI 43-101-compliant technical report dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of United States dollars)	June 30, 2022	December 31, 2021

Assets
Current assets
Cash and cash equivalents	$723,341	$947,230
Amounts receivable	62,188	76,841
Inventories	242,612	221,220
Other current assets	24,743	25,802
	1,052,884	1,271,093

Property, plant and equipment	1,428,991	1,272,091
Deferred income tax assets	86,126	101,300
Other non-current assets	40,441	32,084
	1,555,558	1,405,475
Total assets	$2,608,442	$2,676,568

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$149,880	$186,820
Income tax payable	3,215	25,253
Other current liabilities	17,620	15,281
	170,715	227,354

Deferred income tax liabilities	37,139	54,861
Provision for reclamation	233,592	331,312
Other non-current liabilities	48,175	19,425
	318,906	405,598
Shareholders' equity
Share capital	986,942	984,095
Contributed surplus	31,139	30,809
Accumulated other comprehensive income	16,556	6,829
Retained earnings	1,084,184	1,021,883
	2,118,821	2,043,616
Total liabilities and shareholders' equity	$2,608,442	$2,676,568

Centerra Gold Inc.
Condensed Consolidated Interim Statements of (Loss) Earnings and Comprehensive Income (Loss)

	Three months ended June 30,			Six months ended June 30,
(Expressed in thousands of United States dollars)	2022		2021	2022	2021

Revenue	$167,654	$	$202,264	$462,877	$428,498

Cost of sales
Production costs	140,351		112,683	284,576	234,050
Depreciation, depletion and amortization	27,939		24,656	65,428	59,048
(Loss) earnings from mine operations	(636)		64,925	112,873	135,400

Exploration and development costs	13,449		8,760	21,609	12,222
Corporate administration	11,511		5,848	23,789	10,795
Care and maintenance expense	7,805		6,402	14,564	12,834
Reclamation (recovery) expense	(40,910)		10,825	(82,874)	(42)
Other operating expenses	3,626		4,138	7,120	7,765
Earnings from operations	3,883		28,952	128,665	91,826

Gain on sale of Greenstone Partnership	—		—	—	(72,274)
Other non-operating expenses	1,262		4,710	6,585	7,092
Finance costs	2,680		1,580	3,572	3,307
(Loss) earnings before income tax	(59)		22,662	118,508	153,701
Income tax expense (recovery)	2,590		(10,385)	31,757	9,215
Net (loss) earnings from continuing operations	(2,649)		33,047	86,751	144,486
Net loss from discontinued operations	—		(884,705)	—	(828,717)
Net (loss) earnings	$(2,649)	$	$(851,658)	$86,751	$(684,231)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to earnings:
Net gain on translation of foreign operation	$—	$	$—	$—	$31
Net gain (loss) on derivative instruments	11,482		(4,218)	9,727	(5,896)
Other comprehensive income (loss)	11,482		(4,218)	9,727	(5,865)
Total comprehensive income (loss)	$8,833	$	$(855,876)	$96,478	$(690,096)

(Loss) earnings per share - continuing operations:
Basic	$(0.01)	$	$0.11	$0.29	$0.49
Diluted	$(0.01)	$	$0.10	$0.28	$0.47
(Loss) earnings per share:
Basic	$(0.01)	$	$(2.87)	$0.29	$(2.31)
Diluted	$(0.01)	$	$(2.87)	$0.28	$(2.31)

Cash dividends declared per common share (C$)	$0.07		$0.05	$0.14	$0.10

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of United States dollars)	2022	2021	2022	2021

Operating activities
Net (loss) earnings from continuing operations	$(2,649)	$33,047	$86,751	$144,486

Adjustments:
Depreciation, depletion and amortization	29,204	26,192	67,997	62,068
Reclamation (recovery) expense	(40,910)	10,825	(82,874)	(42)
Share-based compensation	(514)	474	1,767	(2,642)
Finance costs	2,682	1,580	3,572	3,307
Inventory impairment	2,342	—	2,342	—
Income tax expense (recovery)	2,590	(10,385)	31,757	9,215
Income taxes paid	(28,943)	(1,731)	(53,366)	(2,756)
Gain on sale of Greenstone Partnership	—	—	—	(72,274)
Other	(168)	(70)	(1,199)	2,295
	(36,366)	59,932	56,747	143,657
Changes in working capital	32,893	369	(31,936)	3,071
Cash (used in) provided by operating activities from continuing operations	(3,473)	60,301	24,811	146,728
Cash provided by operating activities from discontinued operations	—	77,132	—	143,853
Cash (used in) provided by operating activities	(3,473)	137,433	24,811	290,581

Investing activities
Property, plant and equipment additions	(27,747)	(29,574)	(46,905)	(47,967)
Acquisition of Goldfield Project	—	—	(176,737)	—
Proceeds from sale of Greenstone Partnership	—	—	—	210,291
Proceeds from disposition of property, plant and equipment	120	—	2,025	—
Decrease in other assets	—	1,356	—	3,579
Cash (used in) provided by investing activities from continuing operations	(27,627)	(28,218)	(221,617)	165,903
Cash used in investing activities from discontinued operations	—	(27,432)	—	(96,081)
Cash (used in) provided by investing activities	(27,627)	(55,650)	(221,617)	69,822

Financing activities
Dividends paid	(12,178)	(20,880)	(24,450)	(20,880)
Payment of borrowing costs	(499)	(914)	(1,122)	(1,605)
Repayment of lease obligations	(1,743)	(953)	(3,456)	(3,336)
Proceeds from common shares issued	425	606	1,945	3,113
Cash used in financing activities	(13,995)	(22,141)	(27,083)	(22,708)
(Decrease) increase in cash during the period	$(45,095)	$59,642	$(223,889)	$337,695
Cash at beginning of the period	768,436	823,233	947,230	545,180
Cash at end of the period	$723,341	$882,875	$723,341	$882,875

The interim consolidated financial statements for the three months ended June 30, 2022 and 2021 and the MD&A for the six months ended June 30, 2022 and 2021 have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at: www.centerragold.com.

Supplementary Information: Second Quarter 2022 Exploration Update

Mount Milligan Mine

The 2022 planned diamond drilling programs at the Mount Milligan Mine total 49,500 metres in 91 drill holes. Resource expansion and brownfield exploration targets included zones on the western margin of the open-pit, i.e., DWBX and Goldmark zones, and on the eastern margin of the open-pit, i.e., Great Eastern Fault (“GEF”) zone, where positive drilling results were returned in previous drilling campaigns from 2018-2021.

Mount Milligan Brownfield Drilling and Exploration

Exploration and resource expansion drilling continued in the second quarter of 2022 with the completion of 23 diamond drill holes totalling 16,670 metres. Twenty-one drill holes, totalling 15,687 metres, were completed in the Goldmark and DWBX zones. Two drill holes, totalling 983 metres, were completed in the Great Eastern zones, testing for both shallow mineralization associated with the GEF, and deeper porphyry mineralization associated with the underlying Great Eastern stock.

Throughout the second quarter of 2022, complete or partial assay results were returned for 18 drill holes, including results from ten holes drilled in the first quarter of 2022, and eight holes drilled in the second quarter of 2022. These include potential significant mineralization from the western margin of the open-pit in the DWBX and Goldmark zones, as well as the eastern margin of the open-pit in the Great Eastern zones.

Selected significant intersections are reported below:

DWBX and Goldmark Zones (western margin of the open-pit)

22-1374*
35.0 metres @ 0.27 g/t Gold (“Au”), 0.14% Copper (“Cu”) from 31.0 metres
25.4 metres @ 0.68 g/t Au, 0.09% Cu from 216.6 metres
43.0 metres @ 0.42 g/t Au, 0.02% Cu from 270.0 metres
including 11.3 metres @ 1.05 g/t Au, 0.01% Cu from 300.0 metres

22-1376*
32.5 metres @ 0.22 g/t Au, 0.09% Cu from 121.0 metres
78.8 metres @ 0.37 g/t Au, 0.14% Cu from 386.3 metres
72.0 metres @ 0.89 g/t Au, 0.20% Cu from 470.0 metres
including 14.3 metres @ 2.32 g/t Au, 0.16% Cu from 506.7 metres

22-1378*	28.0 metres @ 0.72 g/t Au, 0.23% Cu from 59.0 metres 154.9 metres @ 0.16 g/t Au, 0.20% Cu from 97.0 metres 72.8 metres @ 0.25 g/t Au, 0.07% Cu from 352.7 metres
22-1379*
40.0 metres @ 0.18 g/t Au, 0.19% Cu from 506.0 metres
58.0 metres @ 0.21 g/t Au, 0.07% Cu from 600.0 metres
28.1 metres @ 1.40 g/t Au, 0.02% Cu from 694.0 metres
including 12.0 metres @ 3.10 g/t Au, 0.01% Cu from 698.0 metres

22-1380*	37.8 metres @ 0.64 g/t Au, 0.07% Cu from 254.2 metres 83.0 metres @ 0.21 g/t Au, 0.24% Cu from 360.0 metres
22-1381*	72.9 metres @ 0.31 g/t Au, 0.14% Cu from 198.0 metres 28.3 metres @ 0.45 g/t Au, 0.01% Cu from 410.7 metres

22-1383
39.5 metres @ 0.34 g/t Au, 0.22% Cu from 95.5 metres
37.0 metres @ 0.41 g/t Au, 0.20% Cu from 143.1 metres
including 8.0 metres @ 1.08 g/t Au, 0.31% Cu from 161.0 metres
29.2 metres @ 1.51 g/t Au, 0.27% Cu from 316.8 metres
including 18.8 metres @ 2.02 g/t Au, 0.37% Cu from 325.2 metres
72.0 metres @ 0.17 g/t Au, 0.21% Cu from 408.0 metres
40.0 metres @ 0.16 g/t Au, 0.22% Cu from 614.0 metres

22-1384
32.8 metres @ 0.18 g/t Au, 0.19% Cu from 105.0 metres
41.5 metres @ 0.12 g/t Au, 0.16% Cu from 222.0 metres
28.4 metres @ 0.24 g/t Au, 0.27% Cu from 267.7 metres
135.0 metres @ 0.11 g/t Au, 0.18% Cu from 441.0 metres

22-1387
45.0 metres @ 0.54 g/t Au, 0.14% Cu from 222.0 metres
including 13.4 metres @ 1.41 g/t Au, 0.22% Cu from 252.0 metres
42.2 metres @ 0.15 g/t Au, 0.20% Cu from 469.8 metres
30.3 metres @ 0.22 g/t Au, 0.23% Cu from 522.0 metres

22-1388	24.9 metres @ 0.18 g/t Au, 0.18% Cu from 9.1 metres
39.8 metres @ 0.77 g/t Au, 0.10% Cu from 72.2 metres
50.0 metres @ 0.28 g/t Au, 0.17% Cu from 136.0 metres
110.0 metres @ 0.27 g/t Au, 0.22% Cu from 368.0 metres

22-1391	20.0 metres @ 0.16 g/t Au, 0.17% Cu from 71.0 metres 29.8 metres @ 0.20 g/t Au, 0.11% Cu from 113.2 metres 125.0 metres @ 0.16 g/t Au, 0.17% Cu from 149.0 metres

Great Eastern Zones (eastern margin of the open-pit)

22-1371*	18.0 metres @ 0.24 g/t Au, 0.11% Cu from 77.0 metres 66.0 metres @ 0.16 g/t Au, 0.14% Cu from 330.0 metres

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au or 0.1% Cu and a maximum internal dilution interval of 4.0 metres. Higher grade sub-intervals are greater than 1.00 g/t Au. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone, relationship between fault blocks, and conceptual nature of the exploration target. “*” Indicates a drill hole completed in previous quarter, assay results returned in current quarter. Drill collar locations and associated graphics are available at the following link: https://pr.globenewswire.com/FileDownloader/DownloadFile?source=ml&fileGuid=0c01a4ea-2448-4fcf-ad31-80dcf2834add.

Assays returned throughout the second quarter of 2022 show potential for both shallow and deep resource addition west of the ultimate pit boundary, in both the Goldmark zone and the underlying DWBX zone. Until 2022, access for drilling in this area was limited to historical exploration trails that were re-opened in recent drilling campaigns (since 2018), and the fault block adjacent to the western margin of the pit boundary had only been drilled at wide spacing, generally >150 metres. However, with recent west wall pushback mine development, this area has become more accessible for detailed drilling.

The Goldmark zone is centered on the westerly-dipping Goldmark monzonite porphyry stock and dyke complex that overlies the western extension of the DWBX composite stock and associated mineralization. Shallow low grade porphyry-style gold-copper mineralization is concentrated at the margins of dykes and the Goldmark stock, and at greater depth (~450 m and deeper) at the margins of the underlying DWBX stock. High gold-low copper style mineralization occurs throughout the zone and at shallow levels. It is spatially associated with minor fault and fracture zones, transitional to late-stage pyrite ± calcite ± polymetallic vein(lets) and with lithological contacts including the faulted margins of the Goldmark stock. The Goldmark zone is dominated by inner to outer propylitic alteration, with localized areas of sodic-calcic alteration. Potassic alteration is weakly developed in both the Goldmark intrusions and surrounding volcanics compared to the larger stock centres (for example MBX, DWBX, Southern Star, Great Eastern).

Drilling in the Great Eastern zones throughout 2019-2022 continued to develop two targets, a shallow target associated with the GEF, and an underlying gold and copper porphyry target associated with the recently discovered Great Eastern stock. Shallow drilling has defined a tabular body along the hangingwall of the GEF, with dimensions of approximately 400 metres (north-northwest to south-southeast along strike) by 230 metres (east to west) with an average width for significant intervals of 25 metres. Assay results returned from the underlying Great Eastern stock zone in 2021-2022 show wide intervals of significant mineralization in the hanging wall and footwall margins of the composite potassic altered monzonite porphyry stock and surrounding potassic altered volcanic-volcaniclastic units. To date, the east-west and north-south dimensions of the Great Eastern stock, as defined by drilling, are approximately 300 metres by 300 metres, with room to extend up-dip to the southeast.

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Mount Milligan Mine have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at www.centerragold.com.

Öksüt Mine

The 2022 planned diamond and RC drilling programs at the Öksüt Mine total 40,000 metres in 204 drill holes. In the second quarter of 2022, resource infill and expansion drilling continued at the Öksüt Mine for a total of 11,176 metres in 43 diamond drill holes.

Drilling activities during the quarter were mainly undertaken at the Keltepe, Güneytepe, Keltepe North, Keltepe Northwest, and Keltepe North-Northwest deposits with the aim of expanding the known oxide gold mineralization resources.

Selected significant intersections are reported below:

Keltepe Prospect (oxide gold)

ODD0634
32.1 metres @ 0.30 g/t Au from154.6 metres
22.8 metres @ 0.26 g/t Au from 363.8 metres
23.3 metres @ 0.24% Cu from 278.0 metres
36.2 metres @ 1.35% Cu from 449.4 metres
including 7.2 metres @ 3.82% Cu from 449.4 metres
and 11.0 metres @ 1.44% Cu from 463.4 metres

ODD0643	28.6 metres @ 0.33 g/t Au from 117.4 metres
ODD0649	19.9 metres @ 0.52 /t Au from 174.0 metres

Keltepe North-Northwest (oxide - sulphide gold)

ODD0635	33.4 metres @ 0.49 g/t Au from 110.6 metres 49.4 metres @ 0.36 g/t Au from 191.2 metres 50.6 metres @ 0.35 g/t Au from 246.6 metres (sulphide)
ODD0636A	27.7 metres @ 0.40 g/t Au from 91.5 metres
ODD0644	34.0 metres @ 0.23 g/t Au from 104.0 metres
ODD0647	36.2 metres @ 0.27 g/t Au from 93.8 metres
ODD0650	64.0 metres @ 0.35 g/t Au from 98.0 metres

Keltepe Northwest (oxide gold)

ODD0648	16.3 metres @ 0.79 g/t Au from 100.6 metres including 7.0 metres @ 1.40 g/t Au from 109.9 metres
ODD0651	34.0 metres @ 0.34 g/t Au from 157.0 metres
ODD0652	18.7 metres @ 0.51 g/t Au from 24.9 metres
ODD0657	28.2 metres @ 0.57 g/t Au from 118.8 metres including 5.0 metres @ 1.05 g/t Au from 140.0 metres 25.0 metres @ 0.28 g/t Au from 159.0 metres
ODD0662	51.7 metres @ 0.39 g/t Au from 45.0 metres

Keltepe North (oxide gold)

ODD0660	23.0 metres @ 0.29 g/t Au from 132.0 metres 41.0 metres @ 0.46 g/t Au from 191.0 metres

The above mineralized intercepts were calculated using a cut-off grade of 0.2 g/t Au or 0.1% Cu and a maximum internal dilution interval of 5.0 metres. Higher grade sub-intervals are greater than 1.00 g/t Au. The true widths of the mineralized intervals reported represent approximately 60% to 90% of the stated downhole interval. Drill collar locations and associated graphics are available at the following link:

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Öksüt Mine have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at www.centerragold.com.

Other Projects Türkiye

Sivritepe

The planned 2022 drilling program commenced at the Sivritepe project in the second quarter. Twenty-two diamond drill holes totalling 6,657 metres were completed. Drilling mainly targeted peripheral gold-in-soil anomalies and hydrothermally brecciated, strongly quartz-sericite-pyrite altered, mineralized trachy-porphyry bodies that cut the surrounding polymictic volcaniclastics.

Selected significant intersections are reported below:

STE0035	59.7 metres @ 0.33 g/t Au from 40.3 metres (sulphide)
STE0038	21.7 metres @ 0.56 g/t Au from 72.6 metres (oxide)
STE0039	22.0 metres @ 0.21 g/t Au from 52.0 metres (sulphide)

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au and a maximum internal dilution interval of 5.0 metres[MC1] [MS2] [SC3] [MS4] [SC5] . The true widths of the mineralized intervals reported represent approximately 30%-85% of the stated downhole interval and averages around 60%. Drill collar locations and associated graphics are available at the following link:

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario and Member of Engineers and Geoscientists British Columbia, Exploration Manager at Centerra’s Mount Milligan Mine, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine’s deposit is described in the 2021 AIF and a technical report dated March 26, 2020 (with an effective date of December 31, 2019) prepared in accordance with NI 43-101, both of which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine and the Sivritepe Project, were prepared, reviewed, verified and compiled in accordance with NI 43-101 by Malcolm Stallman, Member of the Australian Institute of Geoscientists and Vice President, Exploration at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt deposit is described in the Company’s 2021 AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

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